African Development Bank

Financial Statements for the year ended 31 December 2020

BALANCE SHEET
AS AT 31 DECEMBER 2020
(UA thousands – Note B)

ASSETS		31-Dec-20	31-Dec-19
CASH		2,332,185	2,132,924
DEMAND OBLIGATIONS		3,815	3,803
TREASURY INVESTMENTS (Note E)		8,825,818	10,322,496
DERIVATIVE ASSETS (Note F)		1,544,549	1,071,399
ACCOUNTS RECEIVABLE			
Accrued income and charges receivable on loans (Note G)	276,480		357,870
Other accounts receivable	314,293		318,428
		590,773	676,298
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Notes C & G)	20,845,824		19,821,190
Hedged loans – Fair value adjustment (Note F)	163,779		115,861
Equity participations (Note H)	937,274		1,001,323
		21,946,877	20,938,374
OTHER ASSETS			
Property, equipment and intangible assets (Note I)	104,254		98,237
Miscellaneous	414		532
		104,668	98,769
TOTAL ASSETS		35,348,685	35,244,063

LIABILITIES & EQUITY	31-Dec-20		31-Dec-19
ACCOUNTS PAYABLE			
Accrued financial charges	238,525		404,194
Other accounts payable	672,806		816,764
Employee Benefit Liabilities (Note O)	632,925		539,123
		1,544,256	1,760,081
DERIVATIVE LIABILITIES (Note F)		923,719	643,149
BORROWINGS (Note J)			
Borrowings at fair value	24,675,740		25,017,306
Borrowings at amortized cost	414,361		449,565
		25,090,101	25,466,871
EQUITY (Note K)			
Capital			
Subscriptions paid	5,081,209		4,725,170
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(148,208)		(148,449)
Subscriptions paid (net of CEAS)	4,933,001		4,576,721
Reserves	2,857,608		2,797,241
Total equity		7,790,609	7,373,962
TOTAL LIABILITIES & EQUITY		35,348,685	35,244,063

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2020
(UA thousands – Note B)

	31-Dec-20	31-Dec-19
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note L)	460,616	650,198
Treasury Investments and related derivatives (Note L)	181,448	263,195
Equity investments (Dividends)	15,246	7,107
Other securities	2,903	3
Total income from loans and treasury investments	660,213	920,503
Borrowing expenses (Note M)		
Interest and amortized issuance costs	(501,115)	(524,059)
Net interest on borrowing-related derivatives	248,184	47,945
	(252,931)	(476,114)
Gains/(losses) on borrowings and related derivatives	63,167	(7,150)
Net (provision)/writeback - impairment charge (Note G)		
Loan principal	(47,675)	(81,593)
Loan charges	(12,187)	(31,282)
(Provision)/write-back -impairment on equity accounted (Note H)	(1,713)	402
(Provision)/write-back - impairment on treasury investments (Note E)	(39)	19
Write-back/(provision) - impairment on Financial guarantees	258	(854)
Translation (losses)/gains	(23,175)	8,132
Other income	8,599	9,496
Net operational income	394,517	341,559
OTHER OPERATING EXPENSES		
Administrative expenses (Note N)	(158,409)	(179,338)
Depreciation and amortization (Note I)	(33,161)	(27,620)
Sundry expenses	(4,546)	(8,431)
Total other operating expenses	(196,116)	(215,389)
Income before distributions approved by the Board of Governors	198,401	126,170
Distributions of income approved by the Board of Governors	(59,000)	(74,000)
NET INCOME FOR THE YEAR	**139,401**	**52,170**

The accompanying notes to the financial statements form part of this statement.

AFRICAN DEVELOPMENT BANK

STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2020
(UA thousands – Note B)

	31-Dec-20	31-Dec-19
NET INCOME FOR THE YEAR	139,401	52,170
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net (losses) on financial assets at FVOCI	(69,869)	(5,234)
Unrealized gains/(losses) on fair-valued borrowings arising from "own credit"	19,894	(14,648)
(Losses) on re-measurements of defined benefit liability	(29,059)	(41,696)
Total items that will not be reclassified to profit or loss	(79,034)	(61,578)
Total other comprehensive income	(79,034)	(61,578)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	60,367	(9,408)

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2020
(UA thousands – Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Reserves				Total Equity
			Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains/ (losses) on Financial Assets at Fair value through Other Comprehensive Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from "Own Credit"	
BALANCE AT 1 JANUARY 2019	**4,535,263**	**(156,135)**	**3,036,796**	**(394,576)**	**118,341**	**46,088**	**7,185,777**
Net income for the year	-	-	52,170	-	-	-	52,170
Other comprehensive income	-	-	-	-	-	-	-
Net losses on financial assets at FVOCI	-	-	-	-	(5,234)	-	(5,234)
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(14,648)	(14,648)
Losses on re-measurement of defined benefit liability	-	-	-	(41,696)	-	-	(41,696)
Total other comprehensive income	-	-	-	(41,696)	(5,234)	(14,648)	(61,578)
Net increase in paid-up capital	189,907	-	-	-	-	-	189,907
Net conversion gains on new subscriptions	-	7,686	-	-		-	7,686
BALANCE AT 1 JANUARY 2020	**4,725,170**	**(148,449)**	**3,088,966**	**(436,272)**	**113,107**	**31,440**	**7,373,962**
Net income for the year	-	-	139,401	-	-	-	139,401
Other comprehensive income							
Net losses on financial assets at FVOCI	-	-		-	(69,869)	-	(69,869)
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	19,894	19,894
Losses on re-measurement of defined benefit liability	-	-	-	(29,059)	-	-	(29,059)
Total other comprehensive income	-	-		(29,059)	(69,869)	19,894	(79,034)
Net increase in paid-up capital	356,039	-	-	-	-	-	356,039
Net conversion gains on new subscriptions	-	241	-	-	-	-	241
BALANCE AT 31 December 2020	**5,081,209**	**(148,208)**	**3,228,367**	**(465,331)**	**43,238**	**51,334**	**7,790,609**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2020
(UA thousands – Note B)

	31-Dec-20	31-Dec-19
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	139,401	52,170
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	33,161	27,620
Provision for impairment on loan principal and charges	59,862	112,875
Unrealized losses on investments and related derivatives	89,376	(12,644)
Amortization of discount or premium on treasury investments at amortized cost	11,834	21,558
Provision/(write-back) for impairment on investments	39	(19)
(Write-back)/provision for impairment on financial guarantee	(258)	854
Provision/(write-back) for impairment on equity investments	1,713	(402)
Amortization of borrowing issuance costs	9,965	(13,930)
Unrealized (gains)/losses on borrowings at fair value and related derivatives	(70,369)	21,637
Translation losses/(gains)	23,175	(8,132)
Share of gains in associate	184	349
Net movements in derivatives	(303,454)	(115,282)
Changes in accrued income on loans	69,104	(51,068)
Changes in accrued financial charges	(165,670)	(10,923)
Changes in other receivables and payables	84,420	78,640
Net cash provided by operating activities	(17,517)	103,303
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(3,325,285)	(2,350,762)
Repayments of loans	2,204,149	1,353,209
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	(949,751)	(141,197)
Investments at fair value through profit and loss	2,097,735	292,825
Acquisition of property and equipment and intangible assets	(39,157)	(31,735)
Disposal of fixed assets	95	72
Disbursements on equity participations	(76,295)	(197,059)
Repayments on equity participations	36,243	41,586
Net cash (used in) investing, lending and development activities	(52,266)	(1,033,061)
FINANCING ACTIVITIES:		
New borrowings	4,343,983	4,648,486
Repayments on borrowings	(4,510,909)	(3,857,663)
Payments of lease liabilities	(11,998)	(8,570)
Cash from capital subscriptions	356,280	197,592
Net cash generated from financing activities	177,355	979,845
Effect of exchange rate changes on cash and cash equivalents	30,832	88,159
Increase in cash and cash equivalents	**138,404**	**138,246**
Cash and cash equivalents at the beginning of the year	2,317,888	2,179,642
Cash and cash equivalents at the end of the year	**2,456,292**	**2,317,888**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	124,107	184,964
Cash	2,332,185	2,132,924
Cash and cash equivalents at the end of the year	**2,456,292**	**2,317,888**
SUPPLEMENTARY DISCLOSURE:		
1. Operational cash flows from interest and dividends:		
Interest paid	(418,600)	(487,037)
Interest received	834,883	936,684
Dividend received	15,246	7,107
2. Movement resulting from exchange rate fluctuations:		
Loans	38,949	21,365
Borrowings	(635,696)	33,147
Currency swaps	358,190	(22,078)

The accompanying notes to the financial statements form part of this statement.

**NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED 31 DECEMBER 2020**

NOTE A.   Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B.   Summary of significant accounting policies

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in the income statement when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF's Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92 percent. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the composition of the net assets of the Bank to the SDR.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2020 and 2019 are reported in Note S_1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the Bank allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member

indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2020, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the members liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short term employee benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment benefits

The Bank operates a post-employment benefit plan that combines the features of a defined

benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan, the Bank and its employees pay fixed contributions to an externally administered fund with investment-grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in account payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the Balance sheet in respect of DB is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, the pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprises actuarial gains and losses and the differences between expected and real returns on assets, is recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the DB are recognized in the profit or loss.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank

and plan members.

The liability recognized in the Balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of the net defined benefit obligation, which comprises actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the MBP are recognized in the profit or loss.

Further details and analysis of the Bank's employee benefits are included in Note O – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVOCI). In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

    i)   Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable.

Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)   *Financial Assets at Fair Value through Profit or Loss (FVTPL)*

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)   *Financial Assets at Fair Value through Other Comprehensive Income (FVOCI)*

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv)   *Financial Guarantee Contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that

are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and the loss allowances determined under IFRS 9.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. Where cash is received, it is recorded as a liability under repurchase and it is included in other account payable. In cases where the Bank enters into a "reverse repo" - that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date - a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, for financial liabilities that are designated as at FVTPL, fair value gains and losses attributable to changes in the Bank's "own credit" risk are recognized in other comprehensive income. Subsequently, these fair value gains and losses attributable to the Bank's 'own credit' risk are not reclassified to profit or loss.

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable and liabilities.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e., the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise, it is measured at fair value. As at 31 December 2020, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-a-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-a-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)   *Stage 1: 12-months ECL*

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)   Stage 2: Lifetime ECL – not credit impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e., an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)   Stage 3: Lifetime ECL – credit impaired

Included in stage 3, are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or

- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk management.

An exposure will migrate through the ECL stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. Except that in the case of sovereign loans both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit. If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary recovery procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. For further details on how the Bank calculates ECLs including the use of forward- looking information, refer to the Credit quality of financial assets section in Note C Risk management.

ECLs are recognized using a provision for doubtful debts account in profit and loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note C.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation, and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation

Level 3: techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued using quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety and is based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount approximates the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value

in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Managements best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed, and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value determined approximates current market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2020, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment are measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the assets carrying amount or are recognized as a separate asset, as appropriate,

only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on Property and equipment is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years
- Right of Use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to depreciation are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the assets fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that conveys the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in Property and equipment and lease liabilities have been included in Other Accounts Payables.

In the income statement, the Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest in the income statement and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments held for trading and adjusted for translation gains and losses.

Retained Earnings

The Bank's retained earnings consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current years' net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value Through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the

derivative.

Consolidation – The Bank considers the guidance of the principles of IFRS 10 'Consolidate Financial Statements' in assessing whether it controls any entities, and that may require consolidation.

Impairment losses on financial assets – The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECL calculations are outputs of complex models with several underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgements and estimates include:

i)   The Bank's internal credit grading model, which assigns PDs to the individual grades;

ii)   The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or lifetime ECL basis and the applicable qualitative assessment;

iii)   Development of ECL models, including the various formulas and the choice of inputs;

iv)   Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on PDs, EADs and LGDs;

v)   Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each

year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

The Effect of New and Amended IFRSs

A number of new or amended standards are effective for annual periods beginning after 1 January 2020 and earlier application is permitted; however, the Bank did not early adopt the new or amended standards in preparing these financial statements. None of these new and amended standards are expected to have any significant impact on the Bank.

- COVID-19-Related Rent Concessions (Amendment to IFRS 16) - Annual periods beginning on or after 1 June 2020.
- Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) – Annual periods beginning on or after 1 January 2021. Application will not impact amounts reported for 2020 or prior periods.
- Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) - Annual reporting periods beginning on or after 1 January 2022.
- Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) The amendments apply for annual reporting periods beginning on or after 1 January 2022.
- Reference to Conceptual Framework (Amendments to IFRS 3)- Annual periods beginning on or after 1 January 2022.
- Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - Annual periods beginning on or after 1 January 2022
- IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts - Annual periods beginning on or after 1 January 2023.

Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed. The estimable and known effects of COVID-19 have been disclosed in these financial statements.

The impact of COVID-19

The COVID -19 outbreak continues to affect people and businesses worldwide. In Africa, the primary area of the Bank's business operations, infections have risen steadily since March 2020 when The World Health Organization declared the outbreak a global pandemic. New variants of the disease are emerging in some countries resulting in a continued slowdown in economic activity and scaling back of development projects in Africa, as is the case for the rest of the world.

The prospect of COVID-19 vaccines becoming widely available in 2021 has raised hopes of a

brighter economic outlook and business activities, with a noticeable improvement in vaccination programs across most advanced countries. However, for Africa, most countries have had little success in gaining access to vaccines, and vaccination programs are still at an early stage. The recovery will be stronger if vaccination programs are effectively planned and efficiently rolled out to boost market confidence and lower business uncertainties.

From a financial reporting perspective, the known and estimable effects of COVID-19 for the year ended 31 December 2020 have been recorded in the financial statements and remained relatively stable. Whilst price volatility has led to net fair value losses, market interest rates declined further, with the USD 6-month Libor experiencing a significant dip, which resulted in a reduction in the interest income and expenses. Furthermore, the pandemic has caused an increase in credit risk, especially for the non-sovereign portfolio. Management has applied appropriate credit overlay adjustments in the estimation of ECLs in the financial statements. The credit overlay adjustment resulted in a 7.00 percent increase in ECL on a Year-to-date basis.

The Bank believes that the known and estimable effects of COVID-19 recorded in the financial statements for the year ended 31 December 2020 are adequate and reflect the pandemic's expected risk on its business. As the pandemic is not fully under control and the prospect of vaccination programs appears uncertain, the Bank will continue to anticipate and report other financial effects of COVID-19 in its financial statements as they become known and estimable while ensuring the well-being and safety of its clients and other stakeholders.

Change in Presentation and Comparative

In some cases, the Bank may in the current year, change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted to reflect the new presentation.

NOTE C.   RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Due to the upcoming discontinuation of the London Interbank Offer Rate (LIBOR) and other Interbank Offer Rates (IBORs) by the end of 2021, certain financial risk management processes, systems and operations will be affected. As a result, the Bank has commissioned a 'LIBOR Transition Project' to assess the potential impacts of the changes arising from the discontinuation of LIBOR and other IBORs. This impact assessment is ongoing and further disclosures will be provided in the financial statements as the information becomes available .

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management

policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM) and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) which is chaired by the Chief Risk Officer ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval. ORMC which has two co-chairs; Vice President, CHVP and the Group Chief Risk Officer is a committee of representative business units across the Bank, which exercises oversight over the ORMF implementation process. It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. ORMC meets on quarterly basis and report to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank is charged with oversight over all enterprise risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations sharing equally the remaining balance.

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM

Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the ALCO, the CRC and the OPSCOM.

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations to the Bank. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received or other credit enhancements for 2020 and 2019 is as follows:

(UA thousands)

Assets	2020	2019
Cash	2,332,185	2,132,924
Demand obligations	3,815	3,803
Treasury investments at amortized cost	5,486,111	4,824,157
Treasury investments at fair value	3,339,940	5,498,533
Derivative assets	1,544,549	1,071,399
Accrued income and charges receivable on loans	610,731	679,835
Other accounts receivable	314,293	318,428
Loans	20,845,824	19,821,190
Equity participations	937,274	1,001,323

1) Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 December 2020 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

(UA thousands)

Country	N° of Loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	% of Total Outstanding Loans
Algeria	1	760,231	-	-	760,231	3.56
Angola	8	1,381,118	-	537,996	843,122	3.95
Benin	3	195,717	-	195,595	122.00	-
Botswana	3	623,187	-	-	623,187	2.92
Burkina Faso	3	99,489	-	94,052	5,437.00	0.03
Cameroon	15	1,378,458	136,504	655,895	586,059	2.75
Cape Verde	13	204,641	-	25,896	178,745	0.84
Congo CG	5	382,999	-	117,986	265,013	1.24
Côte D'Ivoire	12	1,054,022	-	729,797	324,225	1.52
Dem Rep Congo	6	170,179	-	-	170,179	0.80
Eswatini	10	158,698	-	77,892	80,806	0.38
Egypt	16	2,202,929	91,228	238,127	1,873,574	8.78
Eq Guinea	5	86,392	-	68,673	17,719	0.08
Ethiopia	2	125,476	-	88,288	37,188	0.17
Gabon	13	1,063,078	-	344,816	718,262	3.37
Kenya	13	1,316,391	-	849,037	467,354	2.19
Mauritius	9	400,838	-	-	400,838	1.88
Morocco	66	4,496,825	368,222	829,243	3,299,360	15.46
Namibia	12	1,007,900	-	244,237	763,663	3.58
Nigeria	11	1,576,534	0	464,748	1,111,786	5.21
Rwanda	6	493,798	102,633.00	205,329	185,836	0.87
Senegal	13	868,884	-	485,891	382,993	1.79
Seychelles	5	47,566	-	5,937	41,629	0.20
Somalia	0	-	-	-	-	0.00
South Africa	9	1,625,006	-	198,495	1,426,511	6.68
Sudan**+	4	55,139	-	-	55,139	0.26
Tanzania	8	846,546	83,318.00	604,187	159,041	0.75
Tunisia	39	2,889,863	-	628,836	2,261,027	10.59
Uganda	8	594,526	314,849	161,221	118,456	0.56
Zambia	10	367,553	-	212,637	154,916	0.73
Zimbabwe**	12	190,067	-	-	190,067	0.89
Total Public Sector	**340**	**26,664,050**	**1,096,754**	**8,064,811**	**17,502,485**	**82.00%**
Total Private Sector	**163**	**5,286,096**	**531,158**	**914,185**	**3,840,752**	**18.00%**
Total	**503**	**31,950,146**	**1,627,912**	**8,978,996**	**21,343,237**	**100.00%**

*   Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.
**   Countries in non-accrual status as at 31 December 2020.
\+   The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2020, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 740.38 million (31 December 2019: UA 739.62 million) of which UA 45.42 million (31 December 2019: UA 52.64 million) is related to trade finance as at 31 December 2020

Exposure Exchange Agreement

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank (IBRD), both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 December 2020, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD 4.47 billion (UA 3.10 billion).

The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

Protection Purchased				Protection Sold			
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank	
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21		
				Romania	185.00		
				Turkey	200.00		
TOTAL	1,587.71	TOTAL	2,880.00	TOTAL	1,587.71	TOTAL	2,880.00

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

As of 31 December 2020 and 31 December 2019, no default events have occurred on any exposures covered (either for the counterparties for which protection was purchased or sold)

under these Exposure exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures covered.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank's counterparties.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Risk class	Revised Rating Scale Assessment	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 3.17 at the end of December 2020, compared to 2.96 as of 31 December 2019.

	Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2020	39%	18%	31%	11%	1%
2019	47%	27%	22%	2%	2%
2018	51%	26%	20%	3%	-
2017	55%	23%	19%	3%	-
2016	59%	15%	22%	4%	-

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the IFRS 9 provisioning standards in such portfolio.

To cover potential losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2020, the Bank's public sector loan portfolio used up to 65 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by the gain on financial assets at FVOCI and unrealized loss/gain on fair-valued borrowings arising from "own credit". Any shortfall of the stock of provisions to expected losses is deducted. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific

characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: a) project finance; b) corporate finance; c) financial institutions; and d) private equity funds.

The weighted-average risk rating was 4.17 at the end of 2020 compared to 3.86 at the end of 2019. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

	Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2020	17%	21%	36%	15%	11%
2019	18%	22%	41%	12%	7%
2018	21%	22%	38%	15%	4%
2017	18%	23%	43%	14%	2%
2016	18%	23%	39%	14%	6%

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital Policy (Internal Rating Based - (IRB)).

At the end of December 2020, the Bank's non-sovereign portfolio required as risk capital approximately 22 percent of the Bank's total on-balance sheet risk capital sources. This level is below the limit of 45 percent for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital, approximately 13 percent of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limit

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of the country limit are articulated in the Bank's capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

The Private Sector Credit Enhancement Facility (PSF)

The Bank enters into credit enhancement facilities for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015 to absorb risk on selected non-sovereign loans issued by the ADB in low-income countries. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk

using a partial credit guarantee instrument.

Balance Sheet Optimization Initiatives

Since 2018, the Bank has implemented Balance Sheet Optimization (BSO) initiatives aimed at reducing concentration risk on the Bank's loan and guarantee portfolio and increasing lending headroom. These initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through credit insurance and synthetic securitization transactions.

As of 31 December 2019, the Bank had entered into the following BSO transactions:

- a EUR 128 million credit insurance on a EUR 470 million Partial Credit Guarantee (PCG) to a sovereign obligor;

- a USD 1 billion synthetic securitization of a portfolio of non-sovereign assets which will also benefit from a USD 100 million guarantee from the European Fund for Sustainable Development (EFSD);

Under the credit protection purchased, the Bank will be compensated for losses arising from credit default by counterparty in the reference portfolio. As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record.

In line with G20 calls to multilateral development Bank's to optimize their balance sheets while mobilizing additional financial resources, BSO has become a valuable tool to recycle lending headroom to facilitate the Bank's counter cyclical lending role during the pandemic. This was shored up by the approval of the BSO Framework by the Board of Directors in June 2020.

Following the continued success of its earlier transactions including the MDB Exposure Exchange Agreements (EEAs), the synthetic securitization and credit insurance transactions on its sovereign and non-sovereign portfolio better known as "Room to Run" (R2R), in 2020, the Bank worked more closely with operations to design two BSO structures that would support new transactions rather than seasoned portfolios with an embedded capital consumption benefit. These structures are as follows:

- AFAWA Guarantee for Growth (G4G) - This was approved in March 2020 as a Risk Participation Agreement of USD 100 million between the Bank, the Republic of France and the Netherlands in support of the AFAWA Guarantee for Growth (G4G). This USD 100 million RPA tranche is backstopping a USD 250 million partial credit guarantee to the Africa Guarantee Fund (AGF). This will equip AGF to increase its work, resulting into an estimated USD 2 billion in commercial financing reaching women entrepreneurs within 6 years.

- Lusophone Compact Guarantee Program (LCGP) – This was approved in December 2020. The LCGP is a EUR 400 million guarantee window for new non-sovereign transactions by the Bank in Portuguese speaking countries over the next 3 years. The LCG transaction has the highest benefit-cost ratio of all BSO transactions executed to date and is the first ever direct sovereign guarantee of the Bank's private sector assets.

As of 31 December 2020, no transaction was entered into in 2020, the total notional amount of credit protection purchased was nil (2019: UA 1.19 billion). In line with the substance, the transactions are accounted for as financial guarantee contracts.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-Backed Securities (MBS)/ Asset Backed Securities (ABS)	AAA					
	Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/ Aa3 or above by at least two approved rating agencies or at least A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These

counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure		
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2020	29,804	884	115	-	1%	99%
2019	27,837	593	84	-	11%	89%
2018	27,399	213	52	-	16%	84%
2017	12,018	198	27	-	48%	52%
2016	12,607	503	32	-	25%	75%

* Fair value before collateral.
** After collateral received in cash or securities.

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet	Net Amounts of Financial Assets Presented in the Balance Sheet	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Collateral Received	
2020	1,474	(589)	884	-	(849)	35
2019	1,057	(521)	536	-	(576)	(40)
2018	390	(177)	213	-	-	213
2017	402	(204)	198	-	(191)	7
2016	935	(432)	503	-	(520)	(17)

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Liabilities	Gross Amounts of Recognized Financial Assets Set Off in the Balance Sheet	Net Amounts of Financial Liabilities Presented in the Balance Sheet	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Cash Collateral Pledged	
2020	145	(41)	104	-	-	104
2019	225	(29)	196	-	-	196
2018	941	(384)	557	-	-	557
2017	1,027	(477)	550	-	-	550
2016	538	(396)	142	-	-	142

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

	Credit Risk Profile of the Investment Portfolio		
	AAA	AA+ to AA-	A+ and lower
2020	54%	36%	10%
2019	50%	38%	12%
2018	49%	41%	10%
2017	53%	39%	8%
2016	45%	38%	17%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank strives to maintain a conservative risk capital cushion for counterparty credit risk.

At the end of December 2020, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 3 percent of the Bank's total risk capital.

Expected Credit risk

Definition of default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS9, 90 days past due rebuttable presumption in the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

Credit Risk Grades

The Bank allocates each exposure to a credit risk grade based on a variety of data that is

determined to be predictive of the risk of default and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

- Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.

- Data from credit reference agencies, press articles, and changes in external credit ratings.

Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the assets credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If it is substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of ECL

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties.

The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrowers extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

- instrument type;
- credit risk grading;
- collateral type;
- date of initial recognition;
- remaining term to maturity;
- industry; and
- geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB- equivalent or better.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable

commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Bank's Credit Risk Committee considers a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance, treasury, legal and strategy functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macro-economic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation and terms of trade in goods and services. These require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit losses (ECL)

The Bank calculates ECLs based on three probability-weighted scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data.

For accounting purposes, the 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility.The 12-month ECL is equal to the discounted sum over the next 12 months of the marginal PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of marginal PD over the full remaining life multiplied by the LGD and EAD.

The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

Amounts arising from ECL

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2), or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

Table 1.1 below presents a breakdown of total impairment allowance on loans and other debt instruments measured at amortized based on stage allocation as at 31 December 2020 and 31 December 2019.

Table 1.1: Impairment on loans and other debt instruments measured at amortized cost by stage

As at 31 December 2020

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan	97,415	66,923	333,075	497,413
Interest receivables	3,961	1,904	328,418	334,283
Treasury investments	233	-	-	233
Guarantees	1,212	-	-	1,212
Total impairment as at 31 December 2020	**102,821**	**68,827**	**661,493**	**833,141**

As at 31 December 2019

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan	139,931	65,812	249,197	454,940
Interest receivables	7,541	3,215	311,250	322,006
Treasury investments	194	-	-	194
Guarantees	1,470	-	-	1,470
Total impairment as at 31 Dec 2019	**149,136**	**69,027**	**560,447**	**778,610**

Table 1.2 below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio debt instruments at 31 December 2020 and 31 December 2019.

Table 1.2: Analysis of loans at amortized cost, impairments and ECL coverage ratio[5]

As at 31 December 2020

(UA million)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**19,812**	**927**	**588**	**21,326**	**97.41**	**66.92**	**333.07**	**497.41**
Non-Sovereign	2,709	772	343	3,824	36.48	54.59	240.89	331.97
Sovereign	17,102	155	245	17,502	60.93	12.33	92.18	165.44
Interest receivables	**128**	**7**	**429**	**564**	**3.96**	**1.90**	**328.42**	**334.28**
Non-Sovereign	32	7	38	77	1.42	1.83	35.56	38.81
Sovereign	96	1	391	487	2.54	0.07	292.86	295.47
Total Loans	**19,940**	**934**	**1,016**	**21,890**	**101.38**	**68.83**	**661.49**	**831.70**
Guarantees	**725**	**-**	**-**	**725**	**1.21**	**-**	**-**	**1.21**
Non-Sovereign	29	-	-	29	0.32	-	-	0.32
Sovereign	697	-	-	697	0.89	-	-	0.89
Treasury Investments	**5,381**	**-**	**-**	**5,381**	**0.23**	**-**	**-**	**0.23**
Total December 2020	**26,046**	**934**	**1,016**	**27,996**	**102.82**	**68.83**	**661.49**	**833.14**

(UA million)

	ECL Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	0.49%	7.22%	56.66%	2.33%
Non-Sovereign	1.35%	7.07%	70.30%	8.68%
Sovereign	0.36%	7.96%	37.59%	0.95%
Interest receivables	3.09%	26.03%	76.63%	59.26%
Non-Sovereign	4.38%	27.37%	93.75%	50.39%
Sovereign	2.65%	11.78%	74.97%	60.66%
Total Loans	0.51%	7.37%	65.08%	3.80%
Guarantees	0.17%			0.17%
Non-Sovereign	1.12%			1.12%
Sovereign	0.13%			0.13%
Treasury Investments	0.00%			0.00%
Total coverage ratio	**0.39%**	**7.37%**	**65.08%**	**2.98%**

---

[5] ECL Coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.

As at 31 December 2019
(UA million)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**19,243**	**403**	**604**	**20,250**	**139.93**	**65.81**	**249.20**	**454.94**
Non-Sovereign	3,723	308	347	4,378	36.82	35.49	152.08	224.40
Sovereign	15,520	95	258	15,873	103.11	30.32	97.11	230.54
Interest receivables	**233**	**10**	**413**	**656**	**7.54**	**3.21**	**311.25**	**322.01**
Non-Sovereign	80	9	20	110	2.19	2.87	15.80	20.86
Sovereign	153	1	393	547	5.35	0.35	295.45	301.15
Total Loans	**19,476**	**413**	**1,017**	**20,907**	**147.47**	**69.03**	**560.45**	**776.95**
Guarantees	**723**	**-**	**-**	**723**	**1.47**	**-**	**-**	**1.47**
Non-Sovereign	58	-	-	58	0.30	-	-	0.30
Sovereign	665	-	-	665	1.17	-	-	1.17
Treasury Investments	**4,825**	**-**	**-**	**4,825**	**0.19**	**-**	**-**	**0.19**
As of 31 December 2019	**25,024**	**413**	**1,017**	**26,454**	**149.14**	**69.03**	**560.45**	**778.61**

	ECL Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	0.73%	16.32%	41.22%	2.25%
Non-Sovereign	0.99%	11.53%	43.84%	5.13%
Sovereign	0.66%	31.76%	37.70%	1.45%
Interest receivables	3.23%	31.35%	75.41%	49.07%
Non-Sovereign	2.72%	30.54%	79.25%	19.01%
Sovereign	3.50%	40.30%	75.22%	55.10%
Total Loans	0.76%	16.70%	55.10%	3.72%
Guarantees	0.20%	-	-	0.20%
Non-Sovereign	0.52%	-	-	0.52%
Sovereign	0.18%	-	-	0.18%
Treasury Investments	0.00%	-	-	0.00%
Total coverage ratio	**0.60%**	**16.70%**	**55.10%**	**2.94%**

An analysis of changes in ECL allowances in relation to the Bank's financial assets carried at amortized cost were as follow:

Table 1.3: **Analysis of the changes in ECL allowance account between 31 December 2019 and 31 December 2020**

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2020	149,137	69,027	560,446	778,610
New assets originated or purchased	12,726	12,655	632	26,013
Assets derecognized or repaid (Excluding write off)	(3,677)	-	(22,376)	(26,053)
Transfer from Stage 1 to Stage 2	(4,475)	4,475	-	-
Transfer from Stage 3 to Stage 2	-	1,391	(1,391)	-
Transfer from Stage 2 to Stage 1	819	(819)	-	-
Transfer from Stage 1 to Stage 3	(1,042)	-	1,042	-
Amount written Off	-	-	(5,112)	(5,112)
New and increased provision (net of releases)	(50,667)	(17,902)	128,252	59,683
At 31 December 2020	102,821	68,827	661,493	833,141

The increase in the ECL in 2020 is attributable to increase in impairment rates on several non-sovereign loans driven mainly by the impacts of YtD CRC's overlay adjustments.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2020 and 2019 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2020

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	(615,342)	540,206	202,797	91,312	214,500	136,230	(1,898)	(102,735)
Borrowings at fair value	24,675,740	26,244,427	6,062,243	5,497,424	5,058,599	2,289,716	393,908	6,942,537
	24,060,398	**26,784,633**	**6,265,040**	**5,588,736**	**5,273,099**	**2,425,946**	**392,010**	**6,839,802**
Financial liabilities without derivatives								
Accounts payable	1,544,256	1,544,256	1,544,256	-	-	-	-	-
Borrowings at amortized cost	414,361	511,317	134,124	123,169	179,315	565	470	73,674
	1,958,617	**2,055,573**	**1,678,380**	**123,169**	**179,315**	**565**	**470**	**73,674**
Total financial liabilities	**26,019,015**	**28,840,206**	**7,943,420**	**5,711,905**	**5,452,414**	**2,426,511**	**392,480**	**6,913,476**
Represented by:								
Derivative liabilities	(615,342)	540,206	202,797	91,312	214,500	136,230	(1,898)	(102,735)
Accounts payable	1,544,256	1,544,256	1,544,256	-	-	-	-	-
Borrowings	25,090,101	26,755,744	6,196,367	5,620,593	5,237,914	2,290,281	394,378	7,016,211

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2019

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	(392,812)	504,247	28,924	229,757	(7,246)	153,264	57,501	42,047
Borrowings at fair value	25,017,306	27,119,976	5,124,819	4,508,013	5,581,009	2,467,949	2,114,376	7,323,810
	24,624,494	**27,624,223**	**5,153,743**	**4,737,770**	**5,573,763**	**2,621,213**	**2,171,877**	**7,365,857**
Financial liabilities without derivatives								
Accounts payable	1,760,081	1,760,081	1,760,081	-	-	-	-	-
Borrowings at amortized cost	449,565	585,451	50,817	139,107	133,795	187,053	846	73,833
	2,209,646	**2,345,532**	**1,810,898**	**139,107**	**133,795**	**187,053**	**846**	**73,833**
Total financial liabilities	**26,834,140**	**29,969,755**	**6,964,641**	**4,876,877**	**5,707,558**	**2,808,266**	**2,172,723**	**7,439,690**
Represented by:								
Derivative liabilities	(392,812)	504,247	28,924	229,757	(7,246)	153,264	57,501	42,047
Accounts payable	1,760,081	1,760,081	1,760,081	-	-	-	-	-
Borrowings	25,466,871	27,705,427	5,175,636	4,647,120	5,714,804	2,655,002	2,115,222	7,397,643

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, U.S. Dollars and CFA Francs.

Net Currency Position at 31 December 2020

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	(21,668)	46,788	1,281,323	52,418	-	968,394	2,327,255	4,930	2,332,185
Demand obligations	-	-	-	-	-	3,815	3,815	-	3,815
Investments measured at fair value [(a)]	843,374	3,357	126	64,534	6,695	2,427,342	3,345,428		3,345,428
Investments at amortized	1,629,692	1,952,426	434,256	609,918	764,450	95,136	5,485,878	-	5,485,878
Accounts receivable	117,682	202,357	36,288	3,720	13,934	122,308	496,289	94,484	590,773
Loans	10,031,929	8,930,809	90,067	777	-	1,956,021	21,009,603	-	21,009,603
Equity participations	68,117	62,821	-	-	-	806,042	936,980	294	937,274
Other assets	-	-	-	-	-	-	-	104,66	104,668
	12,669,126	11,198,558	1,842,060	731,367	785,079	6,379,058	33,605,248	204,376	33,809,624
Liabilities									
Accounts payable	(1,421,038)	2,610,831	(1,162,819)	(1,475)	(781,610)	(788,144)	(1,544,256)	-	(1,544,256)
Borrowings	(4,545,809)	(12,563,821)	(1,700,894)	(891,596)	(310,849)	(5,077,132)	(25,090,101)	-	(25,090,101)
Currency swaps on borrowings and related derivatives [(b)]	(4,291,835)	(1,026,569)	2,015,597	892,507	314,401	2,711,241	615,342	-	615,342
	(10,258,682)	(10,979,559)	(848,116)	(564)	(778,058)	(3,154,035)	(26,019,015)	-	(26,019,015)
Net Currency position of equity as at 31 December 2020	**2,410,444**	**218,998**	**993,944**	**730,803**	**7,021**	**3,225,023**	**7,586,234**	**204,376**	**7,790,609**
% of subtotal	**31.77**	**2.89**	**13.10**	**9.63**	**0.09**	**42.51**	**100.00**	**-**	**100.00**
SDR composition at 31 December 2020	**32.70**	**40.49**	**7.98**	**8.02**	**10.82**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:

Investments measured at fair value	3,339,940
Derivative assets	5,488
Derivative liabilities	-
Amount per statement of net currency position	3,345,428

(b) Currency swaps on borrowings comprise:

Derivative assets	1,539,062
Derivative liabilities	(923,720)
Net swaps on borrowings per statement of net currency position	615,342

Net Currency Position at 31 December 2019

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	402,427	2,768	133,420	20,433	-	1,572,357	2,131,405	1,519	2,132,924
Demand obligations	-	-	-	-	-	3,803	3,803	-	3,803
Investments measured at fair value [a]	481,737	31,426	411,258	136,518	20,681	4,452,351	5,533,971	-	5,533,971
Investments at amortized	1,515,993	1,754,533	354,038	559,824	639,575	-	4,823,963	-	4,823,963
Accounts receivable	115,931	342,653	45,971	5,668	(63,209)	229,244	676,258	40	676,298
Loans	8,475,713	9,614,173	105,048	883	-	1,741,234	19,937,051	-	19,937,051
Equity participations	80,592	839,501	-	-	-	19,470	939,563	61,760	1,001,323
Other assets	-	-	-	-	-	-	-	98,769	98,769
	11,072,393	12,585,054	1,049,735	723,326	597,047	8,018,459	34,046,014	162,088	34,208,102
Liabilities									
Accounts payable	(619,020)	1,292,896	(416,668)	68,362	(1,516,801)	(568,850)	(1,760,081)	-	(1,760,081)
Borrowings	(4,614,946)	(12,741,181)	(1,701,641)	(997,032)	(170,645)	(5,241,426)	(25,466,871)	-	(25,466,871)
Currency swaps on borrowings and related derivatives [b]	(3,615,008)	(2,030,561)	2,005,709	907,617	170,720	2,954,335	392,812	-	392,812
	(8,848,974)	(13,478,846)	(112,600)	(21,053)	(1,516,726)	(2,855,941)	(26,834,140)	-	(26,834,140)
Net Currency position of equity as at 31 December 2019	2,223,419	(893,792)	937,135	702,273	(919,679)	5,162,518	7,211,874	162,088	7,373,962
% of subtotal	30.83	(12.39)	12.99	9.74	(12.75)	71.58	100.00	-	100.00
SDR composition at 31 December 2019	31.29	42.13	7.89	8.16	10.53	-	100.00	-	100.00

(a) Investments measured at fair value comprise:		
Investments measured at fair value	5,498,533	
Derivative assets	35,438	
Derivative liabilities	-	
Amount per statement of net currency position	5,533,971	
(b) Currency swaps on borrowings comprise:		
Derivative assets	1,035,961	
Derivative liabilities	(643,149)	
Net swaps on borrowings per statement of net currency position	392,812	

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2020 and 2019, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2020

(Amounts in UA millions)	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD									
EUR	3,065.95	2,726.47	633.34	647.92	818.76	29.97	7,922.42	(3.19)	4bps
GBP	3,141.11	2,539.37	648.86	730.19	838.83	29.97	7,928.34	2.73	3bps
JPY	3,141.54	2,539.72	713.85	663.90	838.95	29.97	7,927.94	2.33	3bps
CNY	3,132.93	2,532.76	647.18	662.08	920.31	29.97	7,925.24	(0.37)	0bps
Net assets resulting from 10% appreciation from each African currency against the SDR	3,166.64	2,560.01	654.14	669.20	845.65	32.97	7,928.60	3.00	4bps
Net assets resulting from a 10% depreciation against the USD									
EUR	3,264.08	2,398.90	674.27	689.79	871.67	29.97	7,928.69	3.08	4bps
GBP	3,190.21	2,579.06	659.01	612.89	851.94	29.97	7,923.08	(2.52)	3bps
JPY	3,189.80	2,578.73	599.02	674.10	851.83	29.97	7,923.45	(2.15)	3bps
CNY	3,197.91	2,585.29	660.60	675.81	776.36	29.97	7,925.95	0.34	0bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	3,166.64	2,560.01	654.14	669.20	845.65	27.25	7,922.88	(2.72)	3bps
Assumptions									
Base net assets	3,166.64	2,560.01	654.14	669.20	845.65	29.97	7,925.61	-	-
Add: Fair valuation effects on borrowings & derivatives	(20.24)	(65.02)	105.87	3.67	(1.06)	(158.20)	(134.98)	-	-
Base net assets (including fair valuation of borrowings and derivatives)	3,146.40	2,494.99	760.00	672.87	844.59	(128.23)	7,790.62	-	-
Currency weight	0.5825	0.3867	11.9000	0.0859	1.0174	-	-	-	-
Base exchange rate	1.4459	1.1776	148.9900	1.0575	9.4575	-	-	-	-

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2019

(Amounts in UA millions)	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD									
EUR	3,043.73	2,473.33	623.36	628.62	770.64	19.35	7,559.03	(4.20)	6bps
GBP	3,113.60	2,300.09	637.67	707.35	788.33	19.35	7,566.39	3.16	4bps
JPY	3,114.39	2,300.68	701.62	643.21	788.53	19.35	7,567.77	4.55	6bps
CNY	3,106.27	2,294.68	636.17	641.53	865.12	19.35	7,563.12	(0.10)	0bps
Net assets resulting from 10% appreciation from each African currency against the SDR	3,139.04	2,318.88	642.88	648.30	794.77	21.28	7,565.16	1.93	6bps
Net assets resulting from a 10% depreciation against the USD									
EUR	3,231.01	2,169.84	661.72	667.30	818.05	19.35	7,567.28	4.05	6bps
GBP	3,162.53	2,336.24	647.69	593.78	800.72	19.35	7,560.31	(2.92)	4bps
JPY	3,161.79	2,335.69	588.67	653.00	800.53	19.35	7,559.03	(4.20)	6bps
CNY	3,169.44	2,341.34	649.11	654.58	729.51	19.35	7,563.32	0.10	0bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	3,139.04	2,318.88	642.88	648.30	794.77	17.59	7,561.47	(1.76)	2bps
Assumptions									
Base net assets	3,139.04	2,318.88	642.88	648.30	794.77	19.35	7,563.23	-	-
Add: Fair valuation effects on borrowings & derivatives	172.97	(76.03)	60.01	8.28	(3.34)	(351.15)	(189.26)	-	-
Base net assets (including fair valuation of borrowings and derivatives)	3,312.01	2,242.86	702.89	656.58	791.42	(331.80)	7,373.96	-	-
Currency weight	0.58	0.39	11.90	0.09	1.02	-	-	-	-
Base exchange rate	1.39	1.23	150.36	1.05	9.64	-	-	-	-

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

> 1. the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

> 2. the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at 31 December 2020 and 2019 was as follows:

Interest Rate Risk Position as at 31 December 2020

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non-interest-bearing funds	Total
Assets								
Cash	2,332,185	-	-	-	-	-	-	2,332,185
Demand obligations	3,815	-	-	-	-	-	-	3,815
Treasury investments[a]	3,917,159	534,750	607,950	642,790	641,020	2,396,349	91,287	8,831,305
Accounts receivable	590,773	-	-	-	-	-	-	590,773
Loans - disbursed and outstanding	18,398,518	402,065	479,300	298,347	275,884	1,498,697	(9,574)	21,343,237
Hedged loans-fair value adjustment	-	-	-	-	-	-	163,779	163,779
Accumulated impairment for loan losses	-	-	-	-	-	-	(497,413)	(497,413)
Equity participations	-	-	-	-	-	-	937,274	937,274
Other assets	-	-	-	-	-	-	104,668	104,668
	25,242,451	936,815	1,087,250	941,137	916,904	3,895,046	790,020	33,809,623
Liabilities								
Accounts payable	(1,544,256)	-	-	-	-	-	-	(1,544,256)
Borrowings [b]	(24,794,672)	(151)	(146,491)	(69,564)	(133)	(318)	536,570	(24,474,758)
Macro-hedge swaps	(20,770)	-	4,690	16,080	-	-	-	-
	(26,359,698)	(151)	(141,801)	(53,484)	(133)	(318)	536,570	(26,019,014)
Interest rate risk position as at 31 December 2020	**(1,117,247)**	**936,664**	**945,449**	**887,653**	**916,771**	**3,894,728**	**1,326,590**	**7,790,609**

(a)	Treasury investments comprise:	
	Treasury investments	8,825,818
	Derivative assets - investments	5,487
	Derivative liabilities - investments	-
	Amount per statement of interest rate risk	8,831,305
(b)	Borrowings comprise:	
	Borrowings	25,090,101
	Derivative assets - borrowings	(1,539,062)
	Derivative liabilities - borrowings	923,719
	Net borrowings per statement of interest rate risk	24,474,758

Interest Rate Risk Position as at 31 December 2019

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non-interest-bearing funds	Total
Assets								
Cash	2,132,924	-	-	-	-	-	-	2,132,924
Demand obligations	3,803	-	-	-	-	-	-	3,803
Treasury investments[a]	5,883,046	465,860	534,840	607,440	642,080	2,179,170	45,498	10,357,934
Accounts receivable	676,298	-	-	-	-	-	-	676,298
Loans - disbursed and outstanding	17,502,604	374,090	356,521	289,397	390,971	1,362,961	(414)	20,276,130
Hedged loans-fair value adjustment	-	-	-	-	-	-	115,861	115,861
Accumulated impairment for loan losses	-	-	-	-	-	-	(454,940)	(454,940)
Equity participations	-	-	-	-	-	-	1,001,323	1,001,323
Other assets	-	-	-	-	-	-	98,769	98,769
	26,198,675	839,950	891,361	896,837	1,033,051	3,542,131	806,097	34,208,102
Liabilities								
Accounts payable	(1,760,081)	-	-	-	-	-	-	(1,760,081)
Borrowings [b]	(25,040,624)	(148)	(1,660)	(72,439)	(151,018)	(296)	192,126	(25,074,059)
Macro-hedge swaps	(20,544)	-	4,639	15,905	-	-	-	
	(26,821,249)	(148)	2,979	(56,534)	(151,018)	(296)	192,126	(26,834,140)
Interest rate risk position as at 31 December 2019	(622,574)	839,802	894,340	840,303	882,033	3,541,835	998,223	7,373,962

(c)	Treasury investments comprise:	
	Treasury investments	10,322,496
	Derivative assets - investments	35,438
	Derivative liabilities - investments	-
	Amount per statement of interest rate risk	10,357,934

(d)	Borrowings comprise:	
	Borrowings	25,466,871
	Derivative assets - borrowings	(1,035,961)
	Derivative liabilities - borrowings	643,149
	Net borrowings per statement of interest rate risk	25,074,059

Interest Rate Risk on Assets Funded by Debt

Two-thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed-rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass- through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market- based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market- based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard nine-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year

moving average of 10-year maturity SDR interest rates.

At the end of December 2020, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 6.76 million and UA 5.10 million as of 31 December 2020 and 2019, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2020. The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2020 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift	
	2020 Gain/(Loss)	2019 Gain/(Loss)	**2020 Gain/(Loss)**	2019 Gain/(Loss)
Investments at fair value through profit or loss	431	792	(431)	(799)
Fair-valued borrowings and derivative portfolio	(6,254)	(6,896)	6,183	7,229

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2020 amounted to UA 193.39 million, compared to prepayments of UA 22.91 million realized in 2019, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework

(IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit (BCPU) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a whistleblower protection policy.

NOTE D. FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2020 and 31 December 2019:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

31 December 2020	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	2,332,185	2,332,185	2,332,185
Demand obligations	-	-	-	3,815	3,815	3,815
Security purchased under resale agreements (reverse repo)	-	-	-	41,179	41,179	41,179
Treasury investments	3,339,940	-	-	5,485,878	8,825,818	8,966,838
Derivative assets	1,544,549	-	-	-	1,544,549	1,544,549
Accounts receivable	-	-	-	590,773	590,773	590,773
Loans	17,095	-	-	20,828,729	20,845,824	20,845,824
Equity participations	-	-	937,274	-	937,274	937,274
Total financial assets	4,901,584	-	937,274	29,241,379	35,080,238	35,221,258
Accounts payable	-	-	-	1,544,256	1,544,256	1,544,256
Derivative liabilities	923,719	-	-	-	923,719	923,719
Borrowings	-	24,675,740	-	414,361	25,090,101	24,231,072
Total financial liabilities	923,719	24,675,740	-	1,958,617	27,558,076	26,699,047

(UA thousands)

31 December 2019	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	2,132,924	2,132,924	2,132,924
Demand obligations	-	-	-	3,803	3,803	3,803
Treasury investments	5,498,533	-	-	4,823,963	10,322,496	10,463,140
Derivative assets	1,071,399	-	-	-	1,071,399	1,071,399
Non-negotiable instruments on account of capital	-	-	-	-	-	-
Accounts receivable	-	-	-	676,298	676,298	676,298
Loans	25,696	-	-	19,795,494	19,821,190	19,821,190
Equity participations	-	-	1,001,323	-	1,001,323	1,001,323
Total financial assets	6,595,628	-	1,001,323	27,432,482	35,029,433	35,170,077
Accounts payable	-	-	-	1,760,081	1,760,081	1,760,081
Derivative liabilities	643,149	-	-	-	643,149	643,149
Borrowings	-	25,017,306	-	449,565	25,466,871	24,534,897
Total financial liabilities	643,149	25,017,306	-	2,209,646	27,870,101	26,938,127

The table below classifies the Bank's financial instruments that were carried at fair value at 31 December 2020 and 31 December 2019 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2020	2019	2020	2019	2020	2019	2020	2019
Treasury investments	2,085,895	3,532,248	1,249,400	1,960,038	4,646	6,245	3,339,940	5,498,531
Derivative assets	5,324	35,133	1,454,438	1,000,810	84,786	35,456	1,544,549	1,071,399
Loans	-	-	17,095	25,696	-	-	17,095	25,696
Equity participation	8,954	9,324	-		928,320	991,999	937,274	1,001,323
Total financial assets	**2,100,173**	**3,576,705**	**2,720,933**	**2,986,544**	**1,017,752**	**1,033,700**	**5,838,858**	**7,596,949**
Derivative liabilities	-	-	910,426	602,830	13,293	40,319	923,719	643,149
Borrowings	13,078,768	15,241,290	10,856,699	8,587,070	740,273	1,188,946	24,675,740	25,017,306
Total financial liabilities	**13,078,768**	**15,241,290**	**11,767,125**	**9,189,900**	**753,566**	**1,229,265**	**25,599,459**	**25,660,455**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, U.S. government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However, the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has

been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at 31 December 2020 and 2019 is as follows:

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2019					
Balance at January 1, 2019	8,007	838,766	5,968	(42,747)	(276,023)
Gain/(Losses) recognized in income statement	(1,165)	-	(2,127)	(8,370)	31,550
Gains recognized in statement of comprehensive income	-	4,500	-	-	-
Purchases, issues and settlements (net)	(639)	155,473	662	(2,849)	(398,505)
Reclassification	-	-	23,167	(2,271)	(533,600)
Translation effects	42	(6,740)	8,801	14,903	(12,368)
Transfer between assets and liabilities	-	-	(1,015)	1,015	-
Balance at 31 December 2019	**6,245**	**991,999**	**35,456**	**(40,319)**	**(1,188,946)**
2020					
Balance at January 1, 2020	6,245	991,999	35,456	(40,319)	(1,188,946)
Gain/(Losses) recognized in income statement	(1,339)	-	13,945	23,623	(25,756)
Losses recognized in statement of comprehensive income	-	(67,270)	-	-	-
Purchases, issues and settlements (net)	(12)	40,051	(1,762)	9,145	476,954
Reclassification	-	-	21,039	(16,740)	-
Translation effects	(248)	(36,460)	16,108	10,999	(2,524)
Balance at 31 December 2020	**4,646**	**928,320**	**84,786**	**(13,293)**	**(740,273)**

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 December 2020 and 31 December 2019 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2020	2019	2020	2019	2020	2019	2020	2019
Treasury investments	5,509,828	4,964,608	-	-	-	-	5,509,828	4,964,608
Loans	-	-	-	-	20,828,729	19,795,494	20,828,729	19,795,494
Total financial assets	5,509,828	4,964,608	-	-	20,828,729	19,795,494	26,338,557	24,760,102
Borrowings	-	-	315,330	330,729	131,417	153,793	446,747	484,522
Total financial liabilities	-	-	315,330	330,729	131,417	153,793	446,747	484,522

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	
Borrowings	Consensus pricing	Offered quotes Own credit	

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to almost nil. (2019: almost nil).

Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the borrowings and derivatives as of 31 December 2020. The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2020 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward Parallel Shift Gain/(Loss)		Downward Parallel Gain/(Loss)	
	2020	**2019**	**2020**	**2019**
Fair-valued level 3 borrowings and derivative portfolios	(206)	(119)	177	(2,647)

Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs The unamortized balances of day one profit and loss at 31 December 2020 and 31 December 2019 were made up as follows:

(UA thousands)

	2020	**2019**
Balance at 1 January	208,493	206,001
Additional Amount (Adjustment)	970	-
	209,463	206,001
New transactions	12,142	9,917
Amounts recognized in income statement during the year	(18,865)	(9,412)
Translation effects	(6,229)	1,987
Balance	**196,511**	**208,493**

NOTE E.   TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All

derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2020 the Bank held collateral with a fair value of UA 858.04 (2019: UA 575.37 million in connection with swap agreements. This was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". There was no collateral held in the form of liquid financial assets and kept in custody by the Bank (2019: nil).

The composition of treasury investments as at 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Treasury investments at amortized costs	5,486,111	4,824,157
Provision for impairment on investments	(233)	(194)
	5,485,878	4,823,963
Treasury investments mandatorily measured at fair value through profit or loss	3,339,940	5,498,533
Total	8,825,818	10,322,496

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 31 December 2020 and 31 December 2019 were as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Government and agency obligations	842.40	793.90	769.61	784.72	628.79	503.47	676.82	597.56	2,917.62	2,679.65
Corporate Bonds	-	-	-	-	-	-	-	-	-	-
Financial Institutions	-	-	107.24	-	-	-	95.13	-	202.37	-
Supranational	1,110.02	960.63	752.86	731.29	135.79	136.20	367.45	316.39	2,366.12	2,144.51
Total	1,952.42	1,754.53	1,629.71	1,516.01	764.58	639.67	1,139.40	913.95	5,486.11	4,824.16

The nominal value of treasury investments at amortized cost as of 31 December 2020 is UA 5,299.69 million (31 December 2019: UA 4,778.66). The average yield of treasury investments at amortized cost for the year ended December 31, 2020 was 1.61 percent (31 December 2019: 1.89 percent).

The contractual maturity structure of treasury investments at amortized cost as of 31 December 2020 and 31 December 2019 were as follows:

(UA millions)

	2020	2019
One year or less	464.71	348.86
More than one year but less than two years	8.45	462.14
More than two years but less than three years	542.73	538.37
More than three years but less than four years	598.59	555.51
More than four years but less than five years	660.01	693.43
More than five years	3,211.62	2,225.85
Total	**5,486.11**	**4,824.16**

The fair value of treasury investments at amortized cost as of 31 December 2020 was UA 5,619.39 million (31 December 2019: UA 4,964.02 million).

Treasury Investments mandatorily measured at FVTPL

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at 31 December 2020 and 31 December 2019 were as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Time deposits	82.94	172.11	-	-	-	-	41.17	12.86	124.11	184.97
Asset-backed securities	4.64	6.24	-	-	-	-	-	-	4.64	6.24
Government and agency obligations	1,446.40	2,379.65	283.58	165.81	6.69	20.68	61.61	516.07	1,798.28	3,082.21
Corporate bonds	10.73	109.40	65.96	63.82	-	-	-	-	76.69	173.22
Financial institutions	703.25	1,507.01	479.18	249.01	-	-	-	30.80	1,182.43	1,786.82
Supranational	138.22	242.57	12.84	-	-	-	2.73	22.50	153.79	265.07
Total	**2,386.18**	**4,416.98**	**841.56**	**478.64**	**6.69**	**20.68**	**105.51**	**582.23**	**3,339.94**	**5,498.53**

The nominal value of treasury investments mandatorily measured at FVTPL as of 31 December 2020 was UA 3,276.20 million (31 December 2019: UA 5,467.35 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended 31 December 2020 was 3.38 percent (31 December 2019: 3.37 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 31 December 2020 and 31 December 2019 were as follows:

(UA millions)

	2020	2019
One year or less	2,432.10	2,776.10
More than one year but less than two years	670.82	2,235.39
More than two years but less than three years	232.40	129.06
More than three years but less than four years	0.01	351.75
More than four years but less than five years	0.18	0.04
More than five years	4.43	6.19
Total	**3,339.94**	**5,498.53**

NOTE F.   DERIVATIVE ASSETS AND LIABILITIES

The fair value of derivative financial assets and financial liabilities at 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020 Assets	2020 Liabilities	2019 Assets	2019 Liabilities
Borrowings-related:				
Cross-currency swaps	978,451	718,602	737,986	472,400
Interest rate swaps	549,920	25,781	292,172	33,574
Loan swaps	10,691	179,336	5,803	137,175
	1,539,062	923,719	1,035,961	643,149
Investments-related:				
Asset swaps	37	-	36	-
Macro-hedge swaps and others	5,450	-	35,402	-
	5,487	-	35,438	-
Total	**1,544,549**	**923,719**	**1,071,399**	**643,149**

The notional amounts of derivative financial assets and financial liabilities at 31 December 2020 and 31 December 2019 were follows:

(UA thousands)

	2020	2019
Borrowings-related:		
Cross-currency swaps	11,280,584	11,334,158
Interest rate swaps	18,922,080	16,827,513
Loan swaps	2,357,083	2,406,492
	32,559,747	30,568,163
Investments-related:		
Asset swaps	(1,290)	(1,208)
Macro-hedge swaps	20,770	20,544
	19,480	19,336
Total	**32,579,227**	**30,587,499**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2020, the Bank had futures with a notional value of Euro 2,814 million (UA 2,377 million) and USD 19,707 million (UA 13,683 million). The carrying values of the Euro and US dollars futures was a positive market value of Euro 2.31 million (UA 1.95 million) and USD 40.81 million (UA 28.33 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions

to economically hedge its administrative expenses. As at 31 December 2020 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2020 was a liability of UA 173.27 million. The fair value loss on these loan swaps for the year 2020 was UA 40.54 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 39.79 million. Therefore, the hedge effectiveness recognized in profit or loss was a loss of UA 0.75 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2020, the amortization of fair value adjustment on the hedged risk amounted to UA 3.49 million (December 2019: UA 3.48 million).

NOTE G.   LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms - that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 December 2020 and 31 December 2019, outstanding loans were as follows:

(UA thousands)

	2020	2019
Outstanding balance of loans - amortized cost	21,326,142	20,250,434
Outstanding balance of loans - fair value	17,095	25,696
	21,343,237	20,276,130
Less: accumulated provision for impairment	(497,413)	(454,940)
Balance at 31 December	**20,845,824**	**19,821,190**

Fair Value of Loans

At 31 December 2020 and 2019, the carrying values of outstanding loans were as follows:

(UA thousands)

	2020	2019
Loans at amortized cost		
Fixed rate loans	19,873,008	18,665,722
Floating rate loans	1,281,590	1,407,564
Variable rate loans	171,544	177,148
Subtotal	21,326,142	20,250,434
Loans at fair value	17,095	25,696
Total	21,343,237	20,276,130
Accumulated provision for impairment on loans at amortized cost	(497,413)	(454,940)
Net loans	**20,845,824**	**19,821,190**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 December 2020 and 31 December 2019 was as follows:

(UA millions)

Periods	Fixed Rate	Floating Rate	Variable Rate	2020 Total	2019 Total
One year or less	1,757.13	251.89	171.54	2,180.56	2,480.41
More than one year but less than two years	1,540.53	222.74	-	1,763.27	1,802.09
More than two years but less than three years	1,528.42	159.51	-	1,687.92	1,648.88
More than three years but less than four years	1,525.50	138.50	-	1,664.00	1,606.15
More than four years but less than five years	1,545.00	128.79	-	1,673.79	1,554.30
More than five years	11,993.52	380.17	-	12,373.68	11,184.31
Total	**19,890.10**	**1,281.59**	**171.54**	**21,343.24**	**20,276.13**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans as at 31 December 2020 and 31 December 2019 were as follows:

(UA millions)

			2020 Amount	2020 %	2019 Amount	2019 %
Fixed Rate:	Multi-Currency	Euro	46.61		53.56	
		Japanese Yen	87.52		106.69	
		Pound Sterling	0.88		1.05	
		Swiss Franc	0.17		2.28	
		US Dollar	135.63		160.34	
			270.80	1.27	323.92	1.60
	Single Currency	Euro	4,975.32		4,920.99	
		South African Rand	1,174.84		1,301.89	
		US Dollar	5,816.65		6,801.55	
		Others	14.91		24.02	
			11,981.73	56.14	13,048.45	64.35
	Structured Products	Euro	4,699.22		3,185.02	
		US Dollar	2,251.73		1,790.03	
		South African Rand	686.62		344.00	
			7,637.57	35.78	5,319.05	26.23
Floating Rate:	Single Currency	Euro	289.60		298.14	
		Japanese Yen	0.92		2.72	
		South African Rand	80.55		65.50	
		US Dollar	910.52		1,041.20	
			1,281.59	6.01	1,407.56	6.94
Variable Rate:	Multi-Currency	US Dollar	133.18		138.72	
			133.18	0.62	138.72	0.68
	Single Currency	Euro	7.02		1.00	
		Japanese Yen	16.17		6.73	
		Swiss Franc	1.05		15.99	
		US Dollar	14.12		14.71	
			38.36	0.18	38.43	0.20
Total			**21,343.24**	**100.00**	**20,276.13**	**100.00**

The weighted average yield on outstanding loans for the year ended 31 December 2020 was 2.56 percent (31 December 2019: 3.61 percent).

A comparative summary of the currency composition of outstanding loans at 31 December 2020 and 31 December 2019 were as follows:

(UA millions)

	2020		2019	
	Amount	%	Amount	%
Euro	10,017.77	46.94%	8,464.43	41.75
Japanese Yen	104.60	0.49%	125.41	0.62
Pound Sterling	0.88	-	1.05	0.01
South African Rand	1,942.01	9.10%	1,711.38	8.44
Swiss Franc	1.21	0.01%	3.28	0.02
US Dollar	9,261.84	43.39%	9,946.55	49.06
Others	14.92	0.07%	24.03	0.12
Total	**21,343.24**	**100.00%**	**20,276.13**	**100.00**

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Accrued income and charges receivable on loans	610,731	679,835
Less: accumulated provision for impairment	(334,251)	(321,965)
Total	**276,480**	**357,870**

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2020, outstanding loans with an aggregate principal balance of UA 587.89 million (31 December 2019: UA 604.48 million), of which UA 272.53 million (31 December 2019: UA 283.93 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Outstanding balance on impaired loans	587,894	604,483
Less: accumulated provision for impairment (Stage 3 only)	(333,075)	(249,197)
Net balance on impaired loans	**254,819**	**355,286**

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Balance as at 1 January	454,940	391,952
Additional provision on adoption of new IFRS 9 impairment rules	-	-
Adjusted balance as at 1 January	454,940	391,952
provision for impairment on loan principal for the year (net)	47,675	81,593
Loans written off	(5,112)	(18,532)
Translation effects	(90)	(73)
Net balance	**497,413**	**454,940**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2020, provision for impairment made on private sector loan amounted to UA 112.68 million (including the loans written off) compared to UA 23.45 million at 31 December 2019. The accumulated provisions on private sector loans at 31 December 2020 amounted to UA 337.10 million (including write offs) compared to UA 224.40 million at 31 December 2019.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Balance at January 1	322,006	290,650
Additional provision on adoption of new IFRS 9 impairment rules	-	-
Adjusted balance as at 1 January	322,006	290,650
provision for impairment on loan charges for the year (net)	12,187	31,282
Translation effects	90	74
Net Balance	**334,283**	**322,006**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2020, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of a of UA 17.95 million (31 December 2019: UA 3.93 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2020 amounted to UA 38.81 million (31 December 2019: UA 20.86 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2020, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 43.59 million (31 December 2019: UA 52.74 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade

finance and repayment guarantees provided by the Bank outstanding at 31 December 2020 amounted to UA 740.38 million (31 December 2019: UA 739.62 million).

The accumulated ECL calculated on the trade finance guarantees issued by the Bank as at 31 December 2020 was UA 1.21 million (31 December 2019: UA 1.47 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs, covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans.

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 December 2020, the coverage amounts of non-sovereign loans by PSF amounted to UA 430.12 million (31 December 2019: UA 440.73 million).

The total cost of BSO coverage for the year ended 31 December 2020 was UA 23.38 million (31 December 2019: 23.14 million).

NOTE H.   EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the ADB and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2020 amounted to UA 230.35 million (31 December 2019: UA 234.18 million), representing 61.33

percent (2019: 60.29 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2020, the Bank's pro-rata or economic share in ADF was 0.37 percent (31 December 2019: 0.39 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/ BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in

Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

The Bank's equity interests at the end of 2020 and 2019 are summarized below:

(UA thousands)

Institutions	Year Established	Callable capital	Carrying Value	
			2020	2019
African Development Fund	1972		111,741	111,741
Accumulated share of profit/ (loss)			(49,980)	(50,033)
Share of loss for the year			(184)	(349)
Impairment for the year			1,713	402
		-	59,863	61,761
DIRECT INVESTMENTS				
Development Finance Institutions				
African Prudential PLC	2015	-	179	154
Africa50 - Project Development	2016	7,525	2,635	4,302
Africa50 - Project Finance	2015	17,358	51,516	53,659
African Export and Import Bank (AFREXIM)	1993	18,836	75,875	81,633
African Guarantee Fund (AGF)	2011	3,472	9,451	13,678
Afriland Properties PLC	2015	-	44	81
Central African Development Bank (BDEAC)	1975	2,318	2,141	2,359
Development Bank of Nigeria	2018	-	57,667	53,816
East African Development Bank (EADB)	1967	9,720	16,561	15,026
Eastern and Southern African Trade and Development Bank (PTA)	1985	52,212	82,613	88,767
Great Lakes Development Bank (BDEGL)	1980	1,000	2,958	(0)
Shelter Afrique (SHAF)	1982	-	7,185	3,940
The Currency Exchange (TCX)	2007	154	22,383	24,246
United Capital PLC	2015	-	541	357
West African Development Bank (BOAD)	1973	5,788	7,448	4,962
		118,383	339,197	346,982
Commercial Banks				
United Bank for Africa	1961	-	8,191	8,731
		-	**8,191**	**8,731**
Microfinance Institutions				
AB Microfinance Bank Nigeria Limited	2007	-	1,380	1,009
Access Bank Liberia Limited	2008	-	902	979
Access Bank Tanzania Limited	2007	2	294	446
Advans Banque Congo	2008	-	439	739
MicroCred Cote d'Ivoire S.A.	2013	-	3,379	2,047
		2	6,395	5,220
Insurance				
Africa Trade Insurance Agency	2013	-	13,393	12,228
Africa-Re (ARC)	1977	-	57,172	55,839
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	23,365	21,233
		-	93,930	89,300
TOTAL DIRECT INVESTMENTS		**118,385**	**447,712**	**450,232**
FUNDS				
Adiwale	2019	9,969	212	312
AFIG Fund II LP	2016	1,166	11,291	8,057
Africa Capital Works Holdings	2018	7,388	2,122	1,684
Africa Capitalization Fund (ACF)	2010	3,428	112	596
Africa Finance Corporation (AFC)	2019	-	31,843	36,158
Africa Health Fund (AHF)	2009	2,990	1,202	5,354
Africa Joint Investment Fund (AJIF - CITADEL)	2010	241	-	6,068
Africa Renewable Fund L.P.	2014	179	19,720	17,743

Institutions	Year Established	Callable capital	Carrying Value	
			2020	2019
Africa Agriculture Fund (AAF)	2010	510	11,212	25,270
African Domestic Bond Fund-	2018	14,581	3,139	2,893
African Infrastructure Investment Fund 2 (AIIF2)	2009	1,845	11,669	20,356
African Infrastructure Investment Fund 2 (AIIF3)	2019	4,275	20,811	16,195
AfricInvest FIVE	2019	5,773	5,465	5,020
AfricInvest Fund 2 (AFRICINVEST2)	2008	238	3,848	3,547
AfricInvest Fund 3 (AFRICINVEST3)	2016	1,838	12,883	13,640
AFS LP	2018	6,307	3,416	1,354
Agri-Vie Fund (AGRIVIE)	2008	-	3,781	3,432
AIF	2019	8,644	4,949	2,744
APIS Growth Fund I Africa LP	2017	4,297	10,392	8,976
Arch African Renewable Power Fund LP(ARPF)	2019	12,869	3,984	236
Argan Infrastructure Fund (ARGAN)	2010	1,750	2,843	3,420
Arm-Harith Infrastructure Investments Limited	2015	5,408	2,170	7,528
Atlantic Coast Regional Fund (ACRF)	2008	1,142	3,164	9,886
Aureos Africa Fund (AUREOS)	2007	3,083	1,746	1,017
BOOST PAF I	2019	3,709	1,709	1,146
Business Partners International Southern Africa SME Fund	2014	1,055	1,865	2,305
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	372	22,695	30,177
Catalyst Fund (CATALYST)	2010	4	224	3,085
Catalyst II	2018	5,212	4,410	3,154
Cauris Croissance II Fund	2012	1,025	1,451	2,369
Construction Equity Fund (CEF)	2019	16,827	6,139	4,105
ECP Africa Fund 4 (ECP4)	2017	3,025	14,293	7,501
ECP Africa Fund 2 (ECP2)	2005	669	11,836	14,584
ECP Africa Fund 3 (ECP3)	2008	144	35,479	38,593
Eight Miles LLP	2012	-	9,371	12,448
Enko Africa Private Equity Fund	2014	2,646	5,861	6,400
Evolution Fund II (Mauritius) LP	2018	7,797	5,640	1,880
Evolution One Fund (EVOLUTION ONE)	2010	61	150	259
FEI-OGEF LP	2019	4,763	1,901	2,091
Fund for Agricultural Finance in Nigeria (FAFIN)	2017	2,022	2,745	4,108
GEF Africa Sustainable Forestry Fund (GEF)	2011	244	9,082	11,058
GroFin Africa Fund (GROFIN)	2008	1,922	828	(317)
Helios Investors II Fund (HELIOS2)	2011	1,503	20,946	31,484
I & P Afrique Entrepreneurs	2012	450	3,715	3,933
Investment Fund for Health in Africa (IFHA)	2010	446	305	4,435
IPDEV II	2018	2,445	1,061	1,390
Kibo Fund II	2014	271	7,700	8,370
Kukuza Project Development Company	2017	2,777	-	-
Maghreb Private Equity Fund 3 (MPEF4)	2019	10,441	6,068	4,917
Maghreb Private Equity Fund 2 (MPEF2)	2008	40	1,641	5,733
Maghreb Private Equity Fund 3 (MPEF3)	2012	581	8,497	15,561
MEDITERRANIA CAPITAL FUND III	2017	3,011	9,241	6,588
Moringa Mauritius Africa	2016	2,343	3,928	3,950
Pan African Housing Fund (PAHF)	2013	915	1,160	1,732
Pan African Infrastructure Development Fund 1	2007	0	29,107	39,374
Pan African Infrastructure Development Fund 2	2014	15,320	925	956
PHATISA	2018	2,751	2,869	2,533
Shore Capital Fund III	2018	6,534	2,382	1,792
TIDE AFRICA LP FUND	2017	2,080	2,390	5,474
VEROD	2019	6,635	3,472	985
West Africa Emerging Markets Fund (WAEMF)	2011	478	2,935	3,692
Alitheia IDF Fund	2020	8,111	625	-
FEI Ongrid	2020	18,706	337	-
ADP III	2020	17,697	1,190	-
Azur Innovation Fund	2020	2,432	106	-

Institutions	Year Established	Callable capital	Carrying Value	
			2020	2019
I & P AFRIQUE ENTREPRENEURS	2020	4,649	1,155	-
Africa Forestry Fund II Limited	2020	11,041	2,360	-
Metier Sustainable Capital International Fund II L	2020	13,260	344	-
Nigeria Infrastructure Debt Fund	2020	4	7,588	-
TOTAL FUNDS		**284,341**	**429,699**	**489,331**
TOTAL DIRECT INVESTMENT AND FUNDS		**402,726**	**877,411**	**939,562**
GRAND TOTAL		**402,726**	**937,274**	**1,001,323**

* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

The cost of equity investments (excluding ADF) carried at fair value at 31 December 2020 amounted to UA 790.60 million (2019: UA 795.84 million).

NOTE I. PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(in UA thousands)

2020	Land	Capital Work in Progress	Building and Improvements	RoU Assets Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:									
Balance at 1 January	742	11,387	82,392	19,274	95,539	16,562	209,334	39,567	265,463
Transfer	-	(9,330)	5,023	103	3,319	-	(885)	884	(1)
Additions during the year	111	1,636	12,831	449	4,147	19,072	38,246	1,007	39,253
Disposals during the year	-	-	-	(101)	(1,913)	-	(2,014)	(1)	(2,015)
Balance at 31 December	**853**	**3,693**	**100,246**	**19,725**	**101,092**	**35,634**	**244,681**	**41,457**	**302,700**
Accumulated Depreciation:									
Balance at 1 January	-	-	39,777	17,281	71,487	8,883	128,545	29,798	167,226
Depreciation during the year	-	-	6,038	1,049	8,381	12,661	28,129	5,032	33,161
Disposals during the year	-	-	-	(100)	(1,840)	-	(1,940)	(1)	(1,941)
Balance at 31 December	**-**	**-**	**45,815**	**18,230**	**78,028**	**21,544**	**154,734**	**34,829**	**198,446**
Net Book Value: 31 December 2020	**853**	**3,693**	**54,431**	**1,495**	**23,064**	**14,090**	**89,947**	**6,628**	**104,254**

(in UA thousands)

2019	Land	Capital Work in Progress	Building and Improvements	RoU Assets Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:									
Balance at 1 January	480	10,958	80,984	15,523	18,731	92,019	218,695	32,114	250,809
Transfer	176	(1,788)	1,373		-	239	-	-	-
Additions during the year	86	2,217	35	1,039	629	4,754	8,760	7,453	16,213
Disposals during the year	-	-	-		(86)	(1,473)	(1,559)	-	(1,559)
Balance at 31 December	**742**	**11,387**	**82,392**	**16,562**	**19,274**	**95,539**	**225,896**	**39,567**	**265,463**
Accumulated Depreciation:									
Balance at 1 January	-	-	34,219	-	15,642	64,966	114,827	26,320	141,147
Depreciation during the year	-	-	5,558	8,883	1,725	7,976	24,142	3,478	27,620
Disposals during the year	-	-	-		(86)	(1,455)	(1,541)	-	(1,541)
Balance at 31 December	-	-	39,777	8,883	17,281	71,487	137,428	29,798	167,226
Net Book Value 31 December 2019	**742**	**11,387**	**42,615**	**7,679**	**1,993**	**24,052**	**88,468**	**9,769**	**98,237**

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d'Ivoire. However, in 2013, the Government of Côte d'Ivoire agreed to transfer the title of the land to the Bank.

The Bank has completed all the formalities for the transfer including registration by the Registrar of Lands in Côte d'Ivoire Plateau have been completed by the Bank. The monitoring of the process with the Registrar of Lands was somewhat slowed down due to the Covid-19 pandemic. However, in accordance with the administrative process, on registration in the Land Register, the Registrar of Lands is expected to transmit his approval to the Ministry of Construction for delivery of the original of the title deed (ACD) to the Bank.

	Right of use	Lease liabilities
As at 1 January 2020	**7,679**	**7,589**
Additions	19,072	17,795
Depreciation expenses	(12,661)	-
Accrued Interest	-	61
Interest expenses	-	294
Payments	-	(11,998)
As at 31 December 2020	**14,090**	**13,741**

NOTE J.   BORROWINGS

As at 31 December 2020 and 31 December 2019, the Bank's borrowings were as follows:

(UA millions)

	2020	2019
Borrowings at fair value	24,675.74	25,017.31
Borrowings at amortized cost	414.36	449.57
Total	**25,090.10**	**25,466.88**

The Bank's borrowings as at 31 December 2020 included subordinated borrowings in the amount of UA 76.28 million (31 December 2019: UA 79.33 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 31 December 2020 was 44.51 billion (31 December 2019: UA 30.24 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

Borrowings and Swaps at 31 December 2020

A summary of the Bank's borrowings portfolio at 31 December 2020 and 2019 was as follows:

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings — Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost[b] (%)	Wgtd Average Maturity (Years)	Currency Swap Agreements[a] — Amount Payable/(Receivable)	Wgtd. Avg. Cost[b] (%)	Average Maturity (Years)	Interest Rate Swaps — Notional Amount Payable/(Receivable)	Wgtd. Avg. Cost[b] (%)	Average Maturity (Years)
Euro	Fixed	4,545.81	-	-	6.42	-	-	-	-	-	-
		-	-	-	-	(170.84)	0.02	15.31	(4,118.77)	-	5.77
	Adjustable	-	-	-	-	4,775.07	-	2.01	4,118.77	-	5.77
		-	-	-	-	(126.71)	(0.01)	3.92	-	-	-
GBP	Fixed	891.60	-	0.01	0.77	-	-	-	-	-	-
		-	-	-	-	(652.24)	0.01	0.72	(232.94)	0.01	0.92
	Adjustable	-	-	-	-	-	-	-	232.94	-	0.92
		-	-	-	-	(232.94)	-	0.92	-	-	-
Japanese Yen	Fixed	1,139.72	136.20	0.01	16.81	-	-	-	-	-	-
		-	-	-	-	(1,161.01)	0.01	16.67	-	-	-
		424.97	-	0.03	3.40	20.23	(0.01)	6.77	14.74	-	4.28
	Adjustable	-	-	-	-	(408.56)	0.03	3.15	(14.74)	0.01	4.28
US Dollar	Fixed	11,779.02	215.24	0.02	1.65	-	-	-	-	-	-
		-	-	-	-	(520.74)	0.03	1.69	(10,918.66)	0.02	1.62
	Adjustable	569.66	-	-	1.18	4,952.08	-	7.06	13,555.09	-	1.70
		-	-	-	-	(3,087.55)	-	1.89	(2,650.89)	0.01	2.02
Others[d]	Fixed	4,911.51	3.61	0.03	4.24	-	-	-	-	-	-
		-	-	-	-	(4,284.56)	0.03	3.95	(986.08)	0.01	17.85
	Adjustable	413.45	61.49	0.04	5.18	1,680.80	0.03	2.47	433.45	0.03	7.88
		-	-	-	-	(627.78)	0.03	6.48	-	-	-
Total	Fixed	23,267.65	355.05	0.02	3.88	-	-	-	-	-	-
		-	-	-	-	(6,789.38)	0.03	5.93	(16,256.45)	0.01	3.64
	Adjustable	1,408.08	61.49	0.02	3.18	11,428.18	-	4.27	18,354.99	-	2.75
		-	-	-	-	(4,483.54)	0.01	2.65	(2,665.63)	0.01	2.03
Principal at face value		24,675.74	416.54	0.02	3.84	155.25	-	-	(567.09)	-	-
Net unamortized premium/Discount		-	(2.17)	-	-	(1,078.84)	-	-	189.47	-	-
		24,675.74	414.37	2.17	4.01	(923.59)	-	-	(377.62)	-	-
Fair valuation adjustment		-	-	-	-	1,183.44[c]	-	-	901.76[c]	-	-
Total		**24,675.74**	**414.36**	**2.17**	**4.01**	**259.85**	**-**	**-**	**524.14**	**-**	**-**

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2020 was UA 24,675.74 million and the estimated fair value was UA 24,228.99 million.
(a) Currency swap agreements include cross-currency interest rate swaps.
(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2020.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at 31 December 2019

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost(b) (%)	Wgtd Average Maturity (Years)	Currency Swap Agreements (a) Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)	Interest Rate Swaps Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost(b) (%)	Average Maturity (Years)
	Fixed	4,614.95	–	0.47	6.80	–	–	–	–	–	–
Euro		–	–	–	–	(323.55)	0.89	6.34	(4,108.03)	0.44	6.51
	Adjustable	–	–	–	–	4,164.67	0.38	3.28	(4,108.03)	0.44	6.51
		–	–	–	–	(121.37)	(0.47)	4.92	–	–	–
GBP	Fixed	997.03	–	0.79	1.69	–	–	–	–	–	–
		–	–	–	–	(664.22)	0.80	1.80	(332.11)	0.78	1.45
	Adjustable	–	–	–	–				332.11	0.78	1.45
		–	–	–	–	(237.22)	0.91	2.00			
Japanese Yen		1,133.94	135.17	0.69	17.41	–	–	–	–	–	–
	Fixed	–	–	–	–	(1,161.01)	0.82	31.24	–	–	–
		432.53	–	0.33	3.82	30.41	(0.75)	4.97	16.56	(0.47)	4.66
	Adjustable	–	–	–	–	(408.56)	5.45	7.59	(16.56)	1.67	4.66
	Fixed	11,754.95	224.18	2.39	2.02	–	–	–	–	–	–
US Dollar		–	–	–	–	(542.37)	3.39	2.75	(11,048.53)	2.20	1.93
	Adjustable	759.37	–	2.18	0.82	5,675.12	1.93	9.96	11,722.64	2.19	1.87
		–	–	–	–	(2,747.73)	2.01	1.82	(662.03)	2.24	0.82
	Fixed	4,732.61	12.43	3.63	4.82	–	–	–	–	–	–
Others (d)		–	–	–	–	(4,248.14)	3.65	4.76	(660.25)	1.46	13.67
	Adjustable	591.93	80.12	3.79	4.51	1,396.67	6.71	1.39	390.44	6.59	6.32
		–	–	–	–	(879.99)	3.16	6.05	–	–	–
	Fixed		371.78	2.10	4.41	–	–	–	–	–	–
Total		–	–	–	–	(6,939.29)	0.03	8.82	(15,818.59)	0.02	3.61
	Adjustable	1,783.83	80.12	3.02	3.16	11,266.87	0.02	6.41	16,237.67	0.02	3.15
		–	–	–	–	(4,394.87)	0.02	3.30	(676.81)	0.02	0.91
Principal at face value		24,677.31	25,017.31	451.90	2.17	4.21	(67.29)	–	–	(257.73)	–
Net unamortized premium/Discount			–	(2.33)	–	–	(1,223.10)	–	–	223.70	–
		25,017.31	449.57	2.17	4.01	(1,290.39)	–	–	(34.03)	–	–
Fair valuation adjustment		–	–	–	–	1,555.97(C)	–	–	292.63(C)	–	–
Total		**25,017.31**	**449.57**	**2.17**	**4.01**	**265.58**	**-**	**-**	**258.60**	**-**	**-**

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2019 was UA 25,017.31 million and the estimated fair value was UA 24,532.79 million.
(a) Currency swap agreements include cross-currency interest rate swaps.
(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2019.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2020 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,512.87	143.03	5,655.90
More than one year but less than two years	5,207.64	13.57	5,221.21
More than two years but less than three years	4,881.78	4.01	4,885.79
More than three years but less than four years	2,113.20	77.29	2,190.49
More than four years but less than five years	298.20	16.79	314.99
More than five years	6,063.14	344.22	6,407.36
Total	**24,076.83**	**598.91**	**24,675.74**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	33.22	67.00	100.22
More than one year but less than two years	93.43	-	93.43
More than two years but less than three years	153.04	-	153.04
More than three years but less than four years	0.22	-	0.22
More than four years but less than five years	-	-	-
More than five years	69.62	-	69.62
Subtotal	349.53	67.00	416.53
Net unamortized premium and discount	(2.17)	-	(2.17)
Total	**347.36**	**67.00**	**414.36**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2019 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	4,079.17	608.21	4,687.38
More than one year but less than two years	4,026.21	142.28	4,168.49
More than two years but less than three years	5,353.94	12.28	5,366.22
More than three years but less than four years	2,379.36	3.54	2,382.90
More than four years but less than five years	2,008.20	75.91	2,084.11
More than five years	5,983.97	344.24	6,328.21
Total	**23,830.85**	**1,186.46**	**25,017.31**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	15.60	-	15.60
More than one year but less than two years	37.62	66.27	103.89
More than two years but less than three years	159.70	-	159.70
More than three years but less than four years	0.50	-	0.50
More than four years but less than five years	0.47	-	0.47
More than five years	171.74	-	171.74
Subtotal	385.63	66.27	451.90
Net unamortized premium and discount	(2.33)	-	(2.33)
Total	**383.30**	**66.27**	**449.57**

The fair value of borrowings carried at fair value through profit or loss at 31 December 2020 was UA 24,675.74 million (31 December 2019: UA 25,017.31 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2020 was UA 24,674.19 million (31 December 2019: UA 25,170.13 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note M, there was a net gain of UA 63.17 million on borrowings, related derivatives and others for the year ended 31 December 2020 (31 December 2019: loss of UA 7.15 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended 31 December 2020 was a gain of UA 19.89 million (31 December 2019: a loss of UA 14.65 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2020, the cumulative unrealized fair value losses to date were UA 1,914.68 million (31 December 2019 UA 1,596.50 million).

NOTE K.   EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, voluntary capital increases, special capital increases and the seven General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and the entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in the proportion of 6 percent paid-up to 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional

members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consisted of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares are to be absorbed by the subscriptions of Canada and Sweden to GCI-VII when they become effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland

to become a member of the Bank. The membership of Ireland became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Such formalities had been completed on 24 April 2020.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million[6] to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created are allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual installments for member countries eligible to receive financing from ADF and eight annual installments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

The Bank's capital as at 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Capital Authorized (in shares of UA 10 000 each)	153,191,360	153,191,360
Less: Unsubscribed	(52,344,682)	(87,045,042)
Subscribed Capital	100,846,678	66,146,318
Less: Callable Capital	(93,792,805)	(61,195,875)
Paid-up Capital	7,053,873	4,950,443
Shares to be issued upon payment of future installments	(1,973,210)	(225,650)
Add: Amounts paid in advance	546	377
	5,081,209	4,725,170
Less: Amounts in arrears	-	-
Capital	**5,081,209**	**4,725,170**

Included in the authorized data for 31 December 2020 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former

[6] The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland ("Ireland") (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada ("Canada") (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden ("Sweden") (UA 357,000,000) upon the Board of Governor's approval of Resolution B/BG/EXTRA/2019/01

Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 December 2020 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	322,680	3.264	237,900	2,988,890	323,305	3.280
2	ANGOLA	76,486	0.774	52,102	712,772	77,111	0.782
3	BENIN	28,437	0.288	9,247	275,133	29,062	0.295
4	BOTSWANA	111,536	1.128	70,225	1,045,135	112,161	1.138
5	BURKINA FASO	57,287	0.579	19,098	553,795	57,912	0.587
6	BURUNDI	15,526	0.157	11,297	143,966	15,384	0.156
7	CABO VERDE	4,187	0.042	3,598	38,280	4,812	0.049
8	CAMEROON	70,826	0.716	47,988	660,281	71,451	0.725
9	CENT.AFR.REP	2,574	0.026	1,900	23,852	3,043	0.031
10	CHAD	3,828	0.039	3,049	35,240	4,453	0.045
11	COMOROS	512	0.005	605	4,526	1,137	0.012
12	CONGO	26,421	0.267	18,735	245,490	27,046	0.274
13	COTE D'IVOIRE	245,008	2.478	180,417	2,269,670	245,633	2.492
14	DEM.REP.CONGO	80,679	0.816	58,956	747,835	81,304	0.825
15	DJIBOUTI	1,213	0.012	1,517	10,618	1,838	0.019
16	EGYPT	378,234	3.825	285,654	3,496,690	378,859	3.843
17	EQ. GUINEA	9,588	0.097	7,969	87,917	10,213	0.104
18	ERITREA	4,484	0.045	2,664	42,182	5,109	0.052
19	ESWATINI	7,388	0.075	8,350	65,530	8,013	0.081
20	ETHIOPIA	103,374	1.046	70,805	962,940	103,999	1.055
21	GABON	65,385	0.661	56,236	597,628	66,010	0.670
22	GAMBIA	8,829	0.089	6,239	82,073	9,454	0.096
23	GHANA	140,127	1.417	95,358	1,305,881	140,752	1.428
24	GUINEA	26,360	0.267	18,645	244,961	26,985	0.274
25	GUINEA BISSAU	1,066	0.011	870	9,800	1,691	0.017
26	KENYA	204,481	2.068	66,676	1,978,150	205,106	2.081
27	LESOTHO	12,910	0.131	4,549	124,570	13,535	0.137
28	LIBERIA	11,957	0.121	9,521	110,057	12,582	0.128
29	LIBYA	332,264	3.360	148,356	3,174,288	332,889	3.377
30	MADAGASCAR	42,518	0.430	29,140	396,040	43,143	0.438
31	MALAWI	23,106	0.234	16,262	214,800	23,731	0.241
32	MALI	28,341	0.287	19,532	263,881	28,966	0.294
33	MAURITANIA	3,683	0.037	4,228	32,606	4,308	0.044
34	MAURITIUS	92,576	0.936	36,844	888,860	93,201	0.945
35	MOROCCO	537,541	5.437	206,249	5,169,170	538,166	5.459
36	MOZAMBIQUE	38,450	0.389	26,554	357,968	39,075	0.396
37	NAMIBIA	22,459	0.227	17,440	207,150	23,084	0.234
38	NIGER	13,676	0.138	10,234	126,533	14,301	0.145
39	NIGERIA	1,336,341	13.516	530,321	12,833,103	1,336,966	13.562
40	RWANDA	19,417	0.196	6,290	187,903	19,933	0.202
41	SAO TOME & P.	4,425	0.045	3,207	41,054	5,050	0.051
42	SENEGAL	150,254	1.520	48,806	1,453,751	150,879	1.531
43	SEYCHELLES	1,837	0.019	1,871	16,499	2,462	0.025
44	SIERRA LEONE	16,251	0.164	12,189	150,331	16,876	0.171
45	SOMALIA	1,941	0.020	2,427	16,986	2,566	0.026
46	SOUTH AFRICA	330,749	3.345	225,893	3,081,600	331,374	3.361
47	SOUTH SUDAN	18,763	0.190	1,695	185,940	19,388	0.197
48	SUDAN	16,158	0.163	13,791	147,787	16,783	0.170
49	TANZANIA	49,921	0.505	34,882	464,337	50,546	0.513
50	TOGO	10,361	0.105	8,441	95,171	10,986	0.111
51	TUNISIA	91,550	0.926	71,234	844,260	92,175	0.935
52	UGANDA	25,613	0.259	18,981	237,167	26,238	0.266
53	ZAMBIA	76,844	0.777	53,577	714,835	77,469	0.786
54	ZIMBABWE	111,108	1.124	81,021	1,030,068	111,733	1.133
	Total Regionals	**5,417,530**	**54.792**	**2,979,633**	**51,195,945**	**5,450,247**	**55.288**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**5,417,530**	**54.792**	**2,979,633**	**51,195,945**	**5,450,247**	**55.288**
55	ARGENTINA	5,847	0.059	6,108	52,360	6,472	0.066
56	AUSTRIA	63,176	0.639	24,109	607,660	63,801	0.647
57	BELGIUM	41,998	0.425	30,800	389,180	42,623	0.432
58	BRAZIL	21,791	0.220	16,970	200,940	22,416	0.227
59	CANADA	330,155	3.339	183,415	3,118,140	251,780	2.554
60	CHINA	171,311	1.733	64,116	1,649,000	171,936	1.744
61	DENMARK	165,819	1.677	63,476	1,594,720	166,444	1.688
62	FINLAND	31,976	0.323	23,450	296,310	32,601	0.331
63	FRANCE	245,672	2.485	180,160	2,276,560	246,297	2.498
64	GERMANY	588,316	5.950	224,199	5,658,970	588,941	5.974
65	INDIA	40,674	0.411	14,884	391,860	41,299	0.419
66	IRELAND	50,805	0.514	4,021	504,030	51,430	0.522
67	ITALY	343,383	3.473	130,985	3,302,850	344,008	3.490
68	JAPAN	777,088	7.859	296,543	7,474,340	777,713	7.889
69	KOREA	31,465	0.318	22,593	292,060	32,090	0.326
70	KUWAIT	29,208	0.295	21,420	270,660	29,833	0.303
71	LUXEMBOURG	13,417	0.136	7,056	127,130	14,042	0.142
72	NETHERLANDS	124,921	1.263	46,909	1,202,320	125,546	1.274
73	NORWAY	166,735	1.686	63,244	1,604,120	167,360	1.698
74	PORTUGAL	15,736	0.159	11,620	145,740	16,361	0.166
75	SAUDI ARABIA	27,413	0.277	10,466	263,670	28,038	0.284
76	SPAIN	151,699	1.534	73,899	1,443,100	152,324	1.545
77	SWEDEN	222,373	2.249	84,624	2,139,110	222,998	2.262
78	SWITZERLAND	95,930	0.970	70,350	888,950	96,555	0.979
79	TURKEY	25,592	0.259	12,044	243,890	26,217	0.266
80	U.K.	253,885	2.568	95,893	2,442,970	254,510	2.582
81	U.S.A.	433,444	4.384	318,225	4,016,220	434,069	4.403
	Total Non-Regionals	**4,469,829**	**45.208**	**2,101,576**	**42,596,860**	**4,407,704**	**44.712**
	Grand Total	**9,887,359**	**100.000**	**5,081,209**	**93,792,805**	**9,857,951**	**100.000**

The subscription position including the distribution of voting rights at 31 December 2020 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases, payments by regional and non-regional members in U.S. Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the U.S. Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains

could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2020 and 31 December 2019, the Cumulative Exchange Adjustment on Subscriptions was were as follows:

(UA thousands)

	2020	2019
Balance at 1 January	148,449	156,135
Net conversion gains on new subscriptions	(241)	(7,686)
Balance	**148,208**	**148,449**

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through Other Comprehensive Income, gains/losses on fair-valued borrowings arising from "own credit" and re-measurements of defined liability.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2020 and 2019 were as follows:

(UA thousands)

Balance at January 1, 2019	3,036,796
Net income for the current year	52,170
Balance at 31 December 2019	**3,088,966**
Balance at January 1, 2020	3,088,966
Net income for the current year	139,401
Balance at 31 December 2020	**3,228,367**

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2020 and 31 December 2019, the allocable income were as follows:

(UA thousands)

	2020	2019
Income before Board of Governors' approved distribution	198,401	126,170
Unrealized gains on borrowings and derivatives	(63,167)	7,150
Translation (gains)/losses	23,175	(8,132)
Unrealized losses on macro hedge swaps	150	159
Allocable income	**158,559**	**125,347**

During the year, the Board of Governors approved the distribution of UA 59.00 million (2019: UA 74.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

Movement in the surplus account during 2020 and 2019 is as follows:

(UA thousands)

Balance at 1 January 2019	15,442
Allocation from 2018 net income	1,520
Distribution to MIC Technical Assistance Fund	(3,000)
Distribution to Special Relief Fund	(6,000)
Distribution to the NEPAD	(3,000)
Balance at 31 December 2019	**4,962**
Balance at 1 January 2020	4,962
Allocation from 2019 net income	350
Distribution to MIC Technical Assistance Fund	(1,000)
Distribution to Special Relief Fund	(2,000)
Distribution to the NEPAD	(1,000)
Balance at 31 December 2020	**1,312**

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2020 and 2019 were as follows:

(UA thousands)

	2020	2019
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance - DRC	20,000	27,000
Special Relief Fund	2,000	3,000
MIC Technical Assistance Fund	1,000	6,000
NEPAD	1,000	3,000
Total	**59,000**	**74,000**

NOTE L.   INCOME FROM LOANS AND INVESTMENTS

Income from Loans and related derivatives

Income from loans and related derivatives for the year ended 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Interest income on loans not impaired	440,495	631,472
Interest income on impaired loans	38,574	44,466
Interest on loan swaps	(37,244)	(32,240)
Total Interest income on loans	441,825	643,698
Commitment charges	41,187	28,847
Trade finance guarantee fees	758	509
Statutory commission	227	282
Sub-total	483,997	673,336
(Charges)/Income on finance guarantee contracts (BSO)	(23,381)	(23,138)
Total	**460,616**	**650,198**

Net interest income was as follow:

	2020	2019	Variance
Total Interest income on loans	441,825	643,698	(201,873)
Interest income on investments	196,889	241,003	(44,114)
Other debt securities	2,903	3	2,900
Borrowing expenses	(252,931)	(476,114)	223,183
Total	**388,686**	**408,590**	**19,904**

Income from Investments and Related Derivatives

Income from investments and related derivatives for the year ended 31 December 2020 and 31 December 2019 was as follows:

(UA thousands)

	2020	2019	Variance
Interest income	196,889	241,003	(44,114)
Realized fair value gains/(losses) on investments	73,934	9,548	64,386
Unrealized fair value gains on investments	(89,375)	12,644	(102,019)
Sub-total	(15,441)	22,192	(37,633)
Total	**181,448**	**263,195**	**(81,747)**

Total interest income on investments at amortized cost for the year ended 31 December 2020 was UA 85.10 million (2019: UA 94.45 million).

NOTE M.   BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Charges to bond issuers	498,631	523,290
Amortization of issuance costs	2,190	557
Interest on operating lease	294	212
Total	**501,115**	**524,059**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2020 was UA 20.72 million (2019: UA 36.63 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Interest on derivatives payable	314,887	569,960
Interest on derivatives receivable	(563,071)	(617,905)
Total	**(248,184)**	**(47,945)**

Gains/losses on Borrowings, Related Derivatives and Others:

Gains/losses on borrowings, related derivatives and others for year ended 31 December 2020 and 31 December 2019 were as follows:

(UA thousands)

	2020	2019
Gains on borrowings, related derivatives and others	63,167	(7,150)

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized loss of 0.75 million, representing hedge effectiveness and UA 3.49 million of amortization of fair value adjustments on the hedged risk (See Note F).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2020 amounted to UA 18.66 million (2019: loss UA 18.79 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2020 was UA 4.52 million (2019: gain UA 5.74 million).

NOTE N. ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses for the year ended 31 December 2020 and 31 December 2019 comprised the following:

(UA thousands)

	2020	2019
Manpower expenses	348,798	335,774
Other general expenses	40,383	78,564
Total	**389,181**	**414,338**
Reimbursable by ADF	(230,345)	(234,179)
Reimbursable by NTF	(427)	(821)
Net	**158,409**	**179,338**

* Share of ADB manpower expenses amount - UA 155.92 million (2019: UA 158.24 million)

Included in general administrative expenses is an amount of UA 1.44 million (2019: UA 1.28 million) incurred under operating lease agreements for offices in Cote d'Ivoire and in certain member countries, where the Bank has offices, the short-term leases and leases of low-value not recognized as liabilities. The payments in relation to these are recognized as an expense in profit or loss.

NOTE O.   EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of six months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new participants from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years

with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

The Hybrid Scheme

On 19th September 2018, the Board of Directors approved changes to the SRP, introducing the hybrid scheme, an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan's long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan's long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees' pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

The features of the hybrid scheme are stated below:

- Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.

- The Bank's median salary will be used as the cap and will be reset every three years.

- Contributions will be split between the DB and the DC at the median salary cap as follows;

  a) Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and

  b) Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will have benefits from both the DB and DC plans at retirement.

- Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.

- Funds in the DC component will be invested by external fund managers for each participant's account and related management fees will be deducted directly from each participant's account

- The DB benefits will remain under the administration of the Staff Retirement Plan

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

For the DC component of the hybrid plan, the amount recognized in the income statement for the year ended December 2020 was UA 0.03 million (2019: UA 0.07 million). This amount is included in Other Accounts Payable.

The pension and post-employment medical benefit expenses for 2020 and 2019 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	Staff Retirement Plan		Medical Benefit Plan	
	2020	2019	**2020**	2019
Current service cost – gross	75.15	**66.06**	26.94	19.21
Less: employee contributions	(12.48)	**(12.53)**	(4.00)	(3.94)
Net current service cost	**62.67**	**53.53**	**22.94**	**15.27**
Interest cost	24.34	**28.91**	6.06	5.47
Expected return on plan assets	(18.30)	**(21.11)**	-	-
Expense for the year	**68.71**	**61.33**	**29.00**	**20.74**

At 31 December 2020, the Bank had a liability to the SRP amounting to UA 377.75 million (2019: UA 299.93 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 255.17 million (2019: UA 239.19 million).

At 31 December 2020 and 2019 the determination of these liabilities is set out below:

	Staff Retirement Plan		Medical Benefit Plan	
	2020	2019	**2020**	2019
Fair value of plan assets:				
Market value of plan assets at beginning of year	849.12	711.03	70.03	61.61
Actual return on assets	55.85	128.82	0.96	0.69
Employer's contribution	24.97	25.05	8.01	7.88
Plan participants' contribution during the year	12.48	12.53	4.00	3.94
Benefits paid	(33.92)	(28.31)	(2.99)	(4.09)
Market value of plan assets at end of year	**908.50**	**849.12**	**80.01**	**70.03**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	1,149.05	994.27	309.22	226.67
Current service cost	62.67	53.53	22.94	15.27
Employee contributions	12.48	12.53	4.00	3.94
Interest cost	24.34	28.91	7.81	7.49
Actual gain/(loss)	71.63	88.12	(5.80)	59.94
Benefits paid	(33.92)	(28.31)	(2.99)	(4.09)
Benefit obligation at end of year	**1,286.25**	**1,149.05**	**335.18**	**309.22**
Funded status:				
Liability recognized on the balance sheet at 31 December, representing excess of benefit over plan asset	**(377.75)**	**(299.93)**	**(255.17)**	**(239.19)**

There were no unrecognized past service costs at 31 December 2020 and 2019. At 31 December 2020, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 367.82 million (2019: losses of UA 333.76 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 97.50 million (2019: losses of UA 102.51 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2020	2019	2018	2017	2016
Staff Retirement Plan:					
Fair value of Plan assets	908.50	849.12	711.03	736.17	604.60
Present value of defined benefit	(1,286.25)	(1,149.05)	(994.27)	(952.53)	(886.64)
Deficit funding	**(377.75)**	**(299.93)**	**(283.24)**	**(216.36)**	**(282.04)**
Experience adjustments on plan	125.36	87.80	(19.90)	34.56	3.74
Experience adjustments on plan	(493.18)	(421.56)	(333.45)	(352.80)	(338.96)
Net	**(367.82)**	**(333.76)**	**(353.35)**	**(318.24)**	**(335.22)**

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2020	2019	2018	2017	2016
Medical Benefit Plan:					
Fair value of Plan assets	80.02	70.03	61.61	53.77	45.54
Present value of defined benefit	(335.19)	(309.22)	(226.67)	(213.73)	(238.65)
Deficit funding	**(255.17)**	**(239.19)**	**(165.06)**	**(159.96)**	**(193.11)**
Experience adjustments on plan	(10.36)	(9.58)	(8.24)	(7.35)	(6.49)
Experience adjustments on plan	(87.14)	(92.93)	(32.99)	(36.40)	(82.11)
Net	**(97.50)**	**(102.51)**	**(41.23)**	**(43.75)**	**(88.60)**

Assumptions used in the latest available actuarial valuations at 31 December 2020 and 2019 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan	
	2020	2019	**2020**	2019
Discount rate	1.75	2.15	1.90	2.35
Rate of salary increase	3.40	3.60	3.40	4.00
Future pension increase	2.00	2.00	-	-
Health care cost growth rate	-	-	5.25	5.25

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.The average estimated duration of SRP and MBP is 16.0 years and 24.6 years, respectively.

The following table shows projected benefit cash flow outgo:

(UA millions)

	2022	2023	2024	2025	2026 to 2030
Cash flow from MBP	3.47	3.92	4.48	5.06	38.50
Cash flow from SRP	40.88	43.56	45.56	47.61	245.24

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate for the MBP:

(UA thousands)

	1% Increase		1% Decrease	
	2020	2019	**2020**	2019
Effect on total service and interest cost	11,815	8,381	(8,557)	(6,136)
Effect on post-retirement benefit obligation	10,392	94,858	(78,401)	(71,955)

The following table shows the effect of a one percent point change in the discount rate for the SRP:

UA thousands)

	1% Increase		1% Decrease	
	2020	2019	**2020**	2019
Effect on total service and interest cost	16,141	14,782	(22,331)	(20,350)
Effect on post-retirement benefit obligation	207,874	180,653	(273,822)	(236,641)

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2020 and 2019 for the Staff Retirement Plan:

(UA thousands)

	2020	**2019**
Debt securities	404,002	386,738
Equity securities	368,234	320,770
Property	124,618	118,982
Total	**897,854**	**826,490**

At 31 December 2020 and 2019, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2021, are UA 73.68 million and UA 28.38 million, respectively.

NOTE P.   RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or

guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note H. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note N.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2020 and 2019 are disclosed in Note S-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2020 amounted to UA 4.87 million (2019: UA 5.84 million)

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note O.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the year ended 31 December 2020 and 31 December 2019 were made up as follows:

(UA thousands)

	2020	2019
Salaries	29,791	30,936
Termination and other benefits	7,375	7,459
Contribution to retirement and medical plan	6,341	6,731
Total	**43,507**	**45,126**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 31 December 2020, outstanding balances on loans and advances to management staff and executive directors amounted to UA 6.25 million (31 December 2019: UA 6.97 million).

NOTE Q. SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank's operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

External revenue for the years ended 31 December 2020 and 2019 is detailed as follows:

UA thousands)

	2020	2019
Interest income from loans		
Fixed rate loans	415,460	585,880
Variable rate loans	13,407	13,601
Floating rate loans	50,202	76,457
	479,069	675,938
Commitment charges and commissions	18,791	6,500
Interest on loan swaps	(37,244)	(32,240)
Total income from loans	**460,616**	**650,198**
Income from investments	181,448	263,195
Income from other debt securities	2,903	3
Other income	23,845	16,603
Total external revenue	**668,812**	**929,999**

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank's revenue for one country amounted to UA 133.43 million for the year ended 31 December 2020 (2019: UA 270.96 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2020 and 2019 is detailed as follow:

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2020							
Income from sovereign loans	25,976	17,740	73,260	128,377	28,993	731	275,078
Income from non-sovereign loans	7,388	27,755	20,103	54,355	65,373	10,562	185,538
	33,365	45,496	93,364	182,732	94,367	11,294	460,616
2019							
Income from sovereign loans	29,579	16,799	110,669	196,924	37,408	273	391,653
Income from non-sovereign loans	6,870	35,779	20,450	81,721	80,145	33,580	258,545
	36,449	**52,578**	**131,119**	**278,645**	**117,553**	**33,853**	**650,198**

As of 31 December 2020, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Cote d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

NOTE R.   APPROVAL OF FINANCIAL STATEMENTS

On March 31, 2021, the Board of Directors authorized these financial statements for issue to the Board of Governors. Due to the COVID-19 Pandemic, the financial statements are expected to be approved by the Board of Governors by postal ballot.

NOTE S.   SUPPLEMENTARY DISCLOSURES

NOTE S_1:   EXCHANGE RATES

The rates used for translating currencies into Units of Account at 31 December 2020 and 31 December 2019 were as follows:

		2020	2019
1 UA = 1 SDR =	Algerian Dinar	190.649000	164.865000
	Angolan Kwanza	935.605000	651.131000
	Australian Dollar	1.907130	1.973550
	Botswana Pula	15.587300	14.698100
	Brazilian Real	7.451070	5.572920
	Canadian Dollar	1.851610	1.804970
	Chinese Yuan Renminbi	9.412030	9.661840
	CFA Franc	776.555000	810.680000
	Danish Kroner	8.805530	9.231560
	Egyptian Pound	22.658400	22.182700
	Ethiopian Birr	56.432300	43.896000
	Euro	1.183850	1.235880
	Gambian Dalasi	74.530000	70.840000
	Ghanaian Cedi	8.296240	7.652170
	Guinean Franc	14,394.400000	12,968.700000
	Indian Rupee	106.311000	98.657300
	Japanese Yen	149.255000	150.894000
	Kenyan Shilling	157.040000	140.798000
	Korean Won	1,593.800000	1,605.320000
	Kuwaiti Dinar	0.437270	0.419070
	Libyan Dinar	1.925060	1.930850
	Mauritian Rupee	57.023900	50.518100
	Moroccan Dirham	12.825300	13.265800
	New Zambian Kwacha	28.831200	19.433300
	New Zealand Dollar	2.048160	2.060530
	Nigerian Naira	546.594000	423.828000
	Norwegian Krone	12.577000	12.168500
	Pound Sterling	1.073230	1.053860
	Sao Tomé Dobra	28.732700	30.980200
	Saudi Arabian Riyal	5.407540	5.162200
	South African Rand	21.022900	19.445700
	Swedish Krona	11.961400	12.887900
	Swiss Franc	1.281620	1.343620
	Tanzanian Shilling	3,310.400000	3,157.710000
	Tunisian Dinar	3.893190	3.881190
	Turkish Lira	10.738700	8.234300
	Ugandan Shilling	5,275.130000	5,084.540000
	United States Dollar	1.440270	1.382830
	Vietnamese Dong	33,314.900000	32,019.400000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.